

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 1-23-03

February 26, 2003


03016570

John W. Thomson
Senior Attorney
AT&T Corp.
Room 3A140
One AT&T Way
Bedminster, NJ 07921

Act 1934
Section
Rule 14A-8
Public Availability 2-26-2003

Re: AT&T Corp.
Incoming letter dated January 23, 2003

Dear Mr. Thomson:

This is in response to your letter dated January 23, 2003 concerning the shareholder proposal submitted to AT&T by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717



John W. Thomson

Room 3A140
One AT&T Way
Bedminster, NJ 07921
908 532-1901
FAX 908 901-4710

January 23, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
Robert D. Morse
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Robert D. Morse (the "Proponent") by letter received by the Company on August 27, 2002. Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Proposal requests that Management and Directors "change the format of the Proxy Material … Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management." The Proposal


Recycled Paper

then further states "Management claims the right to advise an "AGAINST" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks."

The Proponent submitted a substantially similar proposal and supporting statement to the Company on October 11, 2001 (the "Former Proposal") requesting that the Company take exactly the same two actions as requested by the Proposal, for inclusion in the Company's 2002 form of proxy and proxy statement for the Company's 2002 Annual Meeting of Shareholders (collectively the "2002 Proxy Materials"). The Former Proposal was excluded from the Company's 2002 Proxy Materials under Rule 14a-8(i)(2) and Rule 14a-8(i)(8), see AT&T Corp., March 11, 2002.

In a letter dated March 5, 2002, which amended and supplemented a letter dated December 21, 2001, the Company gave notice of its intention to omit the Former Proposal from its 2002 Proxy Materials. By letter dated March 11, 2002, the Staff of the Commission (the "Commission") indicated that it concurred with AT&T's view that the Proposal could be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(8). Although the Proponent has rearranged some wording in the Proposal, the actions the Company is asked to take and the reasons the Proponent advances for them are substantially identical to those set forth in the Former Proposal. The Company, therefore, believes that the Proposal may be omitted from its Proxy Materials under Rule 14a-8(i)(2) and Rule 14a-8(i)(8).

AT&T is now repeating its arguments for exclusion and requesting the Staff take the same position on the Proposal as it did on the Former Proposal and grant no action relief on the omissibility of the Proposal.

THE PROPOSAL MAY BE OMITTED UNDER RULES 14a-8(i)(2) AND 14a-9 SINCE THE PROPOSAL, IF IMPLEMENTED, WOULD REQUIRE THE COMPANY TO VIOLATE STATE AND FEDERAL LAWS TO WHICH IT IS SUBJECT.

In The Coca Cola Co. (February 6, 2002), the Staff found a basis for the exclusion of a proposal substantially identical to the Proposal under Rule 14a-8(i)(2), noting that "because Coca Cola's governing instruments do not opt out of the plurality voting that is otherwise specified in Delaware law, it appears that implementation of the proposal would result in Coca Cola's proxy materials being false or misleading under rule 14a-9." Coca Cola had provided a supporting legal opinion regarding the effect of Section 216 of the Delaware General Corporation Law, which provides that a corporation's board of directors are elected by a plurality of votes cast unless otherwise provided in a corporation's charter or by-laws. Since Coca Cola had not opted out of this plurality voting, a vote against a nominee for election as director would have no effect in determining whether a nominee is elected as a director.

In the opinion of the Company's undersigned attorney, the legal position of AT&T Corp., which is a New York corporation, is identical to that of Coca Cola under Delaware law. Section 614(a) of the New York Business Corporation Law provides that "Directors shall, except as otherwise required by this chapter or by the certificate of incorporation as permitted by this chapter, be elected by a plurality of the votes cast at a meeting of shareholders by holders of shares entitled to vote in the election." AT&T Corp. has not opted out of this plurality voting standard in its certificate of incorporation or otherwise. Likewise, there are no requirements for a different standard in the Business Corporation Law and there is nothing in New York law that would give any weight to votes cast against a candidate for Director. See Bank of N.Y. Co. v. Irving Bank Corp., 139 Misc. 2d 665, 588 N.Y.S.2d 482 (1988) (adoption of rights plan requiring supermajority vote to elect board, which was not reflected in certificate of incorporation, violated B.C.L. Section 614 and was invalid); Saddock v. Lady Ester Lingerie Corp., 221 A.D.2d 272, 634 N.Y.S.2d 86 (App.Div., 1st Dept. 1995) (B.C.L. Section 614 provides that only plurality vote is necessary for election of directors where certificate of incorporation does not provide otherwise). Accordingly, under applicable New York law and the Company's current governance regime, implementation of the Proposal would both violate New York law and would be false and misleading because it would give shareholders the misimpression that "against" votes would be other than nugatory. Accordingly, the Proposal may be excluded under Rules 14a-8(i)(2) and 14a-9. See also Entergy Corp., January 2, 2003 and AT&T Corp., March 11, 2002.

The foregoing legal conclusions about New York state law constitute a "supporting opinion of counsel" under Rule

14a-8(j)(2)(iii) rendered by the undersigned who is a member of the Bar of the State of New York, in his capacity as the Company's in house attorney.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(8) SINCE THE PROPOSAL RELATES TO AN ELECTION FOR MEMBERSHIP ON THE COMPANY'S BOARD OF DIRECTORS

The Company believes that the final portion of the Proposal may be omitted under Rule 14a-8(i)(8), which permits exclusions of shareholder proposals which relate to an election for membership on a board of directors. As was noted in the no-action letter request in Wm. Wrigley Jr. Co., January 2, 2002, which related to a proposal substantially identical to the Proposal, the "third request explicitly asks stockholders to vote against management's nominees for director. Such a request clearly attempts to dissuade shareholders from voting in favor of management's nominees, and thus relates to an election for membership on the Company's board of directors." The Company may therefore omit the final segment of the Proposal pursuant to Rule 14a-8(i)(8).

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2003 Proxy Materials under Rule 14a-8(i)(2), Rule 14a-8(i)(8) and Rule 14a-9.

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 532-1901. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,

John W. Thomson
Senior Attorney

Enclosures

Office of the Secretary
AT&T Corporation
295 North Maple Avenue
Basking Ridge, NJ 07920

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph:856 235 1711
August 23, 2002

Dear Secretary:

I wish to enter a proposal for the Year 2003 Proxy Material.

I have over $2000.00 stock equity, and have held same over one year. Also, I plan to be personally or represented at the meeting. There could well be offers after proxy delivery.

My request has been omitted on some previous offerings due to non-attendance at meetings However, the SEC Rules of 1934, as amended, permit publication if the proponent has a valid reason for non-representation or appearance at the meeting. It is my contention that travel to the designated meeting is a problem for an elderly person, expensive, only to repeat the request in the short time allotted to speak, after hours of travel, and only a percentage of stockholders personally attending and maybe listen and vote "FOR". Management has their expenses paid by the Company, and there is no remuneration for a proponent. Therefore, the "attendance by proponent rule" is exclusionary and benefits a Corporation unfairly.

Further: The claim made by a legal counsel "that the Company would be in violation, etc.", is considered by myself as invalid, since plurality voting specifically denies a person an American "Right to dissent", which can be claimed in Federal District Court procedure, if necessary. This is likewise, a Rule, promulgated by a special committee, and adopted, NOT a law; and Rules can be modified to confirm.

Thank you for your interest.

Enclosures

Robert D. Morse

Robert D. Morse

Office of the Secretary
AT&T Corporation
295 North Maple Avenue
Basking Ridge, NJ 07920

Robert D. Morse
212 Highland Avenue
Moorestown NJ 08057-2717

Ph: 856 235 1711
August 25, 2002

Dear Secretary:

I, Robert D. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock, wish to enter the following proposal for the Year 2003 Proxy Material. I intend to hold stock until beyond the meeting, as required.

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material. This is a single proposal and includes the voting card, noting WHAT to change.

Remove the word "EXCEPT' and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws!

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. Likewise, Management's claiming votes of signed but unmarked proxy choice is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent further solicitation of a vote.

FURTHER:

Management claims the right to advise an "Against" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

Thank you,

Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

September 27, 2001

Office of The Secretary
AT&T Corporation
205 North Maple Ave.
Basking Ridge, NJ 07920

Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion.

Thank you,
Robert D. Morse

Robert D. Morse

September 27, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

{IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY}

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

Robert D. Morse



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 11, 2002

John W. Thomson
Senior Attorney
AT&T Corp.
295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920

Re: AT&T Corp.
Incoming letter dated March 5, 2002

Dear Mr. Thomson:

This is in response to your letter dated March 5, 2002 concerning the shareholder proposal submitted to AT&T by Robert Morse. On February 7, 2002, we issued our response expressing our informal view that AT&T could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(2). Specifically, AT&T's governing instruments do not opt out of the plurality voting that is otherwise specified by New York law, and therefore it appears that implementation of the proposal would result in AT&T's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). There also appears to be some basis for your view that AT&T may exclude the second proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

STAMP & RETURN



John W. Thomson
Senior Attorney

295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920
908 221-7325
FAX 908 221-4408

March 5, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
Robert D. Morse
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

On December 21, 2001, AT&T Corp. ("AT&T" or the "Company") gave notice of its intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Robert D. Morse (the "Proponent") by letter received by the Company on October 11, 2001. By letter dated February 7, 2002, the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicated that it was unable to concur with AT&T's view that the Proposal could be excluded under Rule 14a-8(i)(2).

AT&T is requesting the Staff to reconsider its position on the Company's previous request for no action relief on the omissibility of the Proposal. AT&T also wishes to assert additional grounds for omission based upon two recent no-action precedents.

The Proposal requests that Management and Directors "Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column" and that Management and Directors "Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but


Recycled Paper

not voted as to choice will be voted at the discretion of Management." The Proposal then further states "Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for management other than base pay and some acceptable perks."

In its December 21 letter the Company argued that the Proposal could be omitted as a violation of federal law and New York state law. In its response of February 7, 2002 the Staff has indicated that "AT&T has failed to meet its burden of establishing that the proposal would violate state law."

To begin with, the Company wishes to clarify that the legal conclusions regarding New York state law contained in the December 21 letter were intended to constitute a "supporting opinion of counsel" under Rule 14a-8(j)(2)(iii) rendered by the undersigned, who is a member of the Bar of the State of New York, in his capacity as the Company's in house attorney. In addition, the additional legal conclusions reached by the undersigned regarding New York state law set forth in this letter also constitute such an opinion of counsel.

In a recent no-action letter, The Coca Cola Co. (February 6, 2002), the Staff found a basis for the exclusion of a proposal substantially identical to the Proposal under Rule 14a-8(i)(2), noting that "because Coca Cola's governing instruments do not opt out of the plurality voting that is otherwise specified in Delaware law, it appears that implementation of the proposal would result in Coca Cola's proxy materials being false or misleading under rule 14a-9." Coca Cola had provided a supporting legal opinion regarding the effect of Section 216 of the Delaware General Corporation Law, which provides that a corporation's board of directors are elected by a plurality of votes cast unless otherwise provided in a corporation's charter or by-laws. Since Coca Cola had not opted out of this plurality voting, a vote against a nominee for election as director would have no effect in determining whether a nominee is elected as a director.

In the opinion of the Company's undersigned attorney, the legal position of AT&T Corp., which is a New York corporation, is identical to that of Coca Cola under Delaware law. Section 614(a) of the New York

Business Corporation Law provides that "Directors shall, except as otherwise required by this chapter or by the certificate of incorporation as permitted by this chapter, be elected by a plurality of the votes cast at a meeting of shareholders by holders of shares entitled to vote in the election." AT&T Corp. has not opted out of this plurality voting standard in its certificate of incorporation or otherwise. Likewise, there are no requirements for a different standard in the Business Corporation Law and there is nothing in New York law, as we had concluded in our December 21 letter, that would give any weight to votes cast against a candidate for Director. See Bank of N.Y. Co. v. Irving Bank Corp., 139 Misc. 2d 665, 588 N.Y.S.2d 482 (1988) (adoption of rights plan requiring supermajority vote to elect board, which was not reflected in certificate of incorporation, violated B.C.L. Section 614 and was invalid); Saddock v. Lady Ester Lingerie Corp., 221 A.D.2d 272, 634 N.Y.S.2d 86 (App.Div., 1st Dept. 1995) (B.C.L. Section 614 provides that only plurality vote is necessary for election of directors where certificate of incorporation does not provide otherwise). Accordingly, under applicable New York law and the Company's current governance regime, implementation of the Proposal would both violate New York law and would be false and misleading because it would give shareholders the misimpression that "against" votes would be other than nugatory. Accordingly, the Proposal may be excluded under Rules 14a-8(i)(2), 14a-8(i)(3) and 14a-9.

Finally, the Company believes that the final portion of the Proposal may be omitted under Rule 14a-8(i)(8), which permits exclusions of shareholder proposals which relate to an election for membership on a board of directors. As was noted in the no-action letter request in Wm. Wrigley Jr. Co. (January 2, 2002), which related to a proposal substantially identical to the Proposal, the "third request explicitly asks stockholders to vote against management's nominees for director. Such a request clearly attempts to dissuade shareholders from voting in favor of management's nominees, and thus relates to an election for membership on the Company's board of directors." The Company may therefore omit the final segment of the Proposal pursuant to Rule 14a-8(i)(8).

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if appropriate segments of the Proposal are excluded from the Company's 2002 Proxy Materials under

Rule 14a-8(i)(2), Rule 14a-8(i)(3) and Rule 14a-9, and Rule 14a-8(i)(8).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,

John W. Thomson
Senior Attorney

Enclosures



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

February 6, 2002

Suzanne A. Barr
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

Re: The Coca-Cola Company
Incoming letter dated December 14, 2001

Dear Ms. Barr:

This is in response to your letter dated December 14, 2001 concerning the shareholder proposal submitted to Coca-Cola by the Mary F. Morse Family Trust. We also have received a letter from the proponent dated December 26, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mary F. Morse
Mary F. Morse Family Trust
212 Highland Ave.
Moorestown, NJ 08057-2717

February 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 14, 2001

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(2). In this regard, because Coca-Cola's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Coca-Cola's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Coca-Cola relies.

Sincerely,

Grace K. Lee
Attorney-Advisor

Rule 14a-8(i)(2)
Rule 14a-8(i)(3)
Rule 14a-8(i)(8)
Rule 14a-8(i)(10)

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

SUZANNE A. BARR
PARTNER
(202) 637-5848
SABARR@HHLAW.COM

December 14, 2001

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Share Owner Proposal Submitted by Mary F. Morse Family Trust

Ladies and Gentlemen:

On behalf of The Coca-Cola Company, a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2002 annual meeting of share owners (the "Annual Meeting") a share owner proposal (the "Proposal") submitted by the Mary F. Morse Family Trust (the "Proponent"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Annual Meeting proxy statement for the reasons set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 4, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed.

As more fully set forth below, we believe that the Proposal and its supporting statements may be excluded from the Company's Annual Meeting proxy materials for the following reasons:

(1) the Proposal may be excluded under Rule 14a-8(i)(2) and 14a-8(i)(3) because its implementation would cause the Company to violate the federal proxy rules;

(2) the second sentence of the Proposal may be omitted under Rule 14a-8(i)(10) because that portion of the Proposal has already been substantially implemented;

(3) portions of the Proposal and its supporting statement may be excluded under Rule 14a-8(i)(3) because they contain statements that are false and misleading; and

(4) the Proposal may be omitted pursuant to Rule 14a-8(i)(8) because the supporting statement relates to an election of directors.

BACKGROUND AND PROPOSAL

The Proponent submitted two proposals to the Company by letter dated October 1, 2001, a copy of which is attached hereto as **Exhibit A**. By letter dated October 8, 2001, a copy of which was delivered to the Proponent on October 12, 2001, the Company notified the Proponent that only one proposal could be submitted for consideration, and suggested that Proponent specify which proposal Proponent wished to submit. (A copy of the Company's October 8, 2001 letter, with attachments and evidence of delivery, is attached hereto as **Exhibit B**.) By letter of October 12, 2001, a copy of which the Company received on October 23, 2001, the Proponent specified that the first of the two proposals submitted was to be considered the Proponent's submission. (A copy of the Proponent's October 23, 2001 letter is attached hereto as **Exhibit C**.)

The Proponent's October 23, 2001 letter contained the following proposal for share owner consideration at the Annual Meeting:

> Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

GROUNDS FOR EXCLUSION

I. Implementation of the Proposal would cause the Company to violate the federal proxy rules within the meaning of Rule 14a-8(i)(2) and Rule 14a-8(i)(3)

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders who meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 permits companies to exclude from their proxy statements certain types of proposals for substantive reasons. One type of proposal that can be excluded from a company's proxy statement is a proposal that would result in a violation of federal law or the proxy rules. Specifically, Rule 14a-8(i)(2) permits companies to omit a shareholder proposal if the proposal's implementation would cause the company to violate any federal law to which it is subject and Rule 14a-8(i)(3) permits companies to omit a shareholder proposal if the proposal is "contrary to any of the Commission's proxy rules."

The Proposal would require the Company to indicate on its proxy cards that share owners may vote "against" the election of a director rather than "withhold authority" to vote for a director. It is our view that implementation of this requirement of the Proposal would require the Company to format proxy cards in a manner inconsistent with Rule 14a-4(b)(2) of the Commission's proxy rules. As discussed below, implementation of the Proposal would also result in a proxy card that would be false and misleading, in contravention of Rule 14a-9. Therefore, we believe that the Company may exclude the Proposal from its proxy materials pursuant to Rules 14a-8(i)(2) and (i)(3).

The form of proxy cards providing for the election of directors is governed by Rule 14a-4(b)(2), which states:

> A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:
>
> (i) a box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or

> (ii) an instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or
>
> (iii) designated blank spaces in which the security holder may enter the names of nominees with respect to whom the shareholder chooses to withhold authority to vote; or
>
> (iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.
>
> ...

When the Commission adopted amendments to Rule 14a-4 in 1979, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors. 1/ Instead the Commission determined to require that proxy cards provide a space for shareholders to withhold voting authority for directors. This is because in many jurisdictions directors are elected by a plurality vote. In a plurality vote, a vote "against" a director will have no effect. To provide shareholders a proxy card that indicates the shareholder may vote "against" a director, therefore, could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this in amending Rule 14a-4, the Commission stated, "With respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in the rule." 2/

1/ Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Release No. 34-16356 (November 21, 1979).

2/ *Id.* To address the situation where applicable state law gives effect to votes cast against a nominee, the Commission provided the following instruction to Rule 14a-4(b): "If applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the issuer should provide a similar means for security holders to vote against each nominee." An opinion of Delaware counsel to the

Implementation of the Proposal would require the Company to follow the very procedure that was rejected by the Commission as misleading to shareholders. The Company would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would, in contravention of Rule 14a-9, be misleading.

Prior Staff letters considering Rule 14a-4 have permitted companies to exclude proposals similar to the Proposal. For example, in *Niagara Mohawk Power Corp.* (March 11, 1993), the Staff permitted the company to exclude from its proxy materials in reliance on Rule 14a-8(c)(2) a shareholder proposal that would have required the company to replace "WITHHOLD" on its proxy cards with the word "AGAINST". 3/ *See also First Empire State Corp.* (January 26, 1978) (permitting exclusion of a portion of a proposal that would require proxies to provide shareholders a means to vote "for" or "against" the election of directors in reliance on Rule 14a-8(c)(3)); *General Electric Company* (February 7, 1975), *review denied* (April 18, 1975) (noting, "Rule 14a-4(b)(2) would prohibit 'FOR' and 'AGAINST' boxes for the election of directors" and therefore permitting omission of a proposal requiring such boxes on the grounds that it would be contrary to the proxy rules); *United Banks of Colorado, Inc.* (March 13, 1973) (permitting exclusion of a proposal unless the proponent revised the proposal so that it no longer required "For" and "Against" ballot boxes in the election of directors). 4/

Company confirming that Delaware law does not give legal effect to votes cast against a nominee is attached hereto as **Exhibit D**. Because Delaware law does not give legal effect to votes cast against a nominee, the foregoing instruction to Rule 14a-4 does not apply to the Company.

3/ Some of the staff no-action letters cited in this letter were issued under a predecessor version of Rule 14a-8, in which predecessor versions of paragraphs (2), (3), (8) and (10) of Rule 14a-8(i) appeared as paragraphs (2), (3), (8) and (10) of Rule 14a-8(c), respectively. Rule 14a-8 was amended in 1998, at which time these provisions of the Rule were revised. *See* Release No. 34-40018 (May 21, 1998). For purposes of the analysis in this letter, these revisions had no effect on the Rule's applicability.

4/ We are aware of one no action letter, *TECO Energy, Inc.* (December 29, 1993), in which a proposal that would have required "FOR" and "Against" voting choices for the election of director nominees was not permitted to be excluded by a

Accordingly, we believe the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(2) and Rule 14a-8(3) because its implementation would require the Company to violate the federal proxy rules.

II. The second sentence of the Proposal may be omitted under Rule 14a-8(i)(10) because that portion of the Proposal has already been substantially implemented

A proposal may be omitted under Rule 14a-8(i)(10) where it has been substantially implemented. The second sentence of the Proposal requests the Company to "Remove the statement (if applicable) placed in the lower section [of the proxy card] announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

The Company does not include on its proxy card any statement that all signed proxies that are not voted as to choice will be voted at the discretion of management. 5/ Accordingly, the Company believes that the second sentence of the

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company. In that instance, however, the company argued only that the proposal had been substantially implemented, and the Staff did not consider the applicability of Rules 14a-8(i)(2) and (i)(3) to the proposal.

5/ The Company does include on its proxy cards a statement that signed proxy cards that do not indicate a choice will be voted "for" the board of directors' nominees, "for" specified proposals, and "against" other specified proposals. (A sample copy of the Company's proxy card for its 2001 annual meeting is attached hereto as **Exhibit E**. The Company plans to include statements similar to those on Exhibit E on future proxy cards.) This statement differs from the statement that is the subject of the Proposal in that, rather than providing that management will vote the shares at its "discretion," the statement provides share owners with precise information about how their shares will be voted if the proxy card is signed but left blank. Thus, the Company does not believe that the second sentence of the Proposal applies to this statement.

The proxy card also contains a statement regarding the proxies' exercise of discretion with respect to (1) the election of a person to the board of directors if a named nominee is unable to or will not serve and (2) other matters to be raised at the annual meeting. Because this statement is unrelated to the exercise of

Proposal is not applicable to its proxy card and that therefore the sentence may be omitted from the Company's proxy materials for the Annual Meeting in reliance on Rule 14a-8(i)(10) as having been substantially implemented.

III. Portions of the Proposal and the supporting statement may be excluded under Rule 14a-8(i)(3) because they contain statements that are false and misleading

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal and its related supporting statement if the proposal is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that the following portions of the Proposal and its supporting statement are false and misleading, and therefore intends to omit these portions of the Proposal from its proxy materials for the Annual Meeting in reliance on Rule 14a-8(i)(3).

A. The Proposal contains false and misleading language.

The Proposal states:

> "Management and Directors are requested to Management and Directors are requested to change the format of the Proxy Material in the two areas ***which are not fair to the shareowners***: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to

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discretion where no choice is indicated on a proxy card, the Company believes that this statement is also not the subject of the second sentence of the Proposal.

Should the second sentence of the Proposal be aimed at either of the two statements described above, the Company believes the second sentence of the Proposal may be omitted from its proxy materials in reliance on Rule 14a-8(i)(3) on the grounds that the sentence is vague and indefinite, and therefore misleading. If the Company is unable to determine that the Proposal seeks the removal of these statements, the Company's share owners can be expected to be similarly confused by the Proposal's language.

choice will be voted at the discretion of Management." (emphasis added)

Inclusion of the words "which are not fair to shareowners" renders the Proposal false and misleading. This language suggests that the Company's proxy card is unfair to share owners unless share owners are given the opportunity to vote "against" the election of director nominees. It also suggests that the Company's proxy card is unfair to share owners because it permits signed proxies to be voted where no vote is indicated on the proxy card. Both of these procedures, however, are blessed by Rule 14a-4, and to suggest that they are unfair to share owners is to disregard Rule 14a-4. Moreover, this language is false and misleading because it suggests that the Company has improperly designed its proxy card to be unfair to share owners. As explained in the Note to Rule 14a-9, "[m]aterial which directly or indirectly impugns character, integrity or personal reputation or ...makes charges concerning improper conduct ...without factual foundation" may be misleading within the meaning of Rule 14a-9.

B. The first paragraph of the supporting statement is false and misleading.

The first paragraph of the supporting statement is also misleading and may be excluded pursuant to Rule 14a-8(i)(3). This paragraph states:

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

Like the statement in the Proposal, unsupported statements in this paragraph suggesting that the Company's proxy materials are unfair and statements accusing "Management and Directors" of being determined to "stay in office by whatever means" are misleading within the meaning of Rule 14a-9.

Moreover, this paragraph is misleading because its suggests that, by providing means for share owners to indicate a vote "against" director nominees, the results of director elections will somehow be affected and management and directors will find it more difficult to stay in office. As explained above in Section I, a vote "against" a director will not have an effect under Delaware law.

Finally, the last sentence of this paragraph is misleading because it suggests that no means is currently available to share owners to indicate that they have received proxy materials and are not voting in accordance with management's recommendations. However, any share owner may return a proxy card that withholds authority to vote for each director nominee and abstains with respect to each other matter on the proxy card. Such a proxy card would have exactly the effect of indicating that the share owner is "present" and not voting, has received the proxy materials, and does not want to receive further vote solicitations.

C. **The second paragraph of the supporting statement is false and misleading.**

The second paragraph of the supporting statement states:

FURTHER:

> Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

This statement is false and misleading within the meaning of Rule 14a-9 because it (1) charges the directors with improper conduct (in the form of granting "excessive extra remuneration") without factual foundation and (2) refers to a subject—remuneration of management—completely unrelated to the topic of the Proposal. The Staff on numerous occasions has permitted companies to exclude portions of supporting statements that address topics irrelevant to the subject matter of the proposal. 6/

6/ *See, e.g. Freeport-McMoRan Copper & Gold Inc.* (February 22, 1999) (permitting the omission of references to topics such as the company's compliance with the Foreign Corrupt Practices Act, failure to discuss political issues in entirety unless the proponent deleted this reference to voting for director nominees. 7/

Because the second paragraph of the supporting statement relates to the election of the Company's directors, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(8).

CONCLUSION

For the foregoing reasons, the Company has determined to omit the Proposal from its proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (202) 637-5846.

Very truly yours,

Suzanne A. Barr

cc: Carol C. Hayes, Esq.
Parth S. Munshi, Esq.
Mary F. Morse

Enclosures: 6 copies of this letter, with exhibits

7/ *See also Crown Cork & Seal Co., Inc.* (February 24, 1999) (same proposal, statement and Staff determination as in *Phillips*); *Entergy Corp.* (January 19, 1999) (same proposal, statement and Staff determination as in *Phillips*).

Morris, Nichols, Arsht & Tunnell

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

December 13, 2001

The Coca-Cola Company
P.O. Box Drawer 1734
Atlanta, GA 30301

Ladies and Gentlemen:

You have requested our opinion, as a matter of Delaware law, concerning the effect of a vote "against" a nominee for election as a director of The Coca-Cola Company, a Delaware corporation (the "Company"). Section 216 of the Delaware General Corporation Law (the "DGCL") provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "[d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). The Company's bylaws provide that directors "shall be elected by plurality votes cast in the election for" directors. Accordingly, the directors of the Company are elected by a plurality vote. In this respect, the Company is typical of Delaware corporations. North Fork Bancorporation, Inc. v. Toal, Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 8,

2000) ("North Fork"). ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy.").[1]

Where directors are elected by a plurality vote, those nominees for director who receive the greatest number of favorable votes are elected. Model Business Corporation Act, § 7.28, pp. 7-62 (1999) ("A 'plurality' means that the individuals with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the election.") As a consequence, a vote against a director, in and of itself, has no effect. To illustrate, if at an election of directors, five directors are to be elected and ten persons have been nominated to fill the five available directorships, the five nominees receiving the greatest number of favorable votes will be elected to the seats on the board of directors. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his or her election, that nominee would nonetheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of five of the other ten nominees. Black's Law Dictionary further illustrates the point. There "plurality" is defined as "the excess of the votes cast for one candidate over those cast for any other." The writer then goes on to describe the difference between a plurality vote and majority vote:

> Where there are only two candidates, he who receives the greater number of the votes cast is said to have a *majority*; when there are more than two competitors for the same office, the person who receives the greatest number of votes has a *plurality*, but he has not a majority unless he receives a greater number of votes than those cast for all his competitors combined, or, in other words, more than one-half of the total number of votes cast.

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1 North Fork dealt with the unusual situation where a corporation's bylaws required that directors be elected by a majority of the voting power present at a meeting. The question before the Court was whether proxy cards marked "withhold authority" represented "voting power present" at the meeting.

Black's Law Dictionary 1039 (5th ed. 1979).

The decision of the Delaware Court of Chancery in North Fork provides a useful description of the interplay between state law and the rules of the Securities and Exchange Commission, which also illustrates the effect of plurality voting. Noting that since 1979, SEC Rule 14a-4(b)(2) has required that proxy cards used for the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed that when the SEC considered amendments to its rule in 1979, it first proposed the mandatory inclusion of an "against" voting option on proxy cards. However, after receiving public comments, the SEC found that:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it normally would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.[2]

As a result of this concern, according to the history related by the Court, the SEC dropped the requirement for the inclusion of a vote against option. However, it did include in the final rule the concept of permitting stockholders to withhold authority to vote for a nominee or nominees because it wanted to enable stockholders to express dissent by some means other than simply abstaining. Significantly, the Court went on to agree that the concern of commentators that led to the present language of Rule 14a-4(b)(2) was justified saying, "[b]ecause most corporate votes typically require a plurality (and not a majority as was required by [the

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2 The Court cited Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34, 16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) p 82, 358, 1979 WL 17411 (S.E.C.) at *4 (Nov. 21, 1979).

defendant's] bylaws) the commentators' concern was well-founded." North Fork, supra, at 18 n.23. The Court observed that stockholders could be misled by the availability of the option to vote against, thinking this offered the possibility of defeating the slate. Hence, the Court concluded, "[r]ather than mandating the inclusion of an 'against' vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific nominees." Id.

For the reasons set forth above, it is our opinion that, as a matter of Delaware law, in an election of directors where directors are elected by a plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

If we can be of any additional assistance in connection with this matter, please do not hesitate to call on us.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

(SEC No-Action Letter)

*1 Wm. Wrigley Jr. Company
Publicly Available January 2, 2002

LETTER TO SEC

November 2, 2001

WM. WRIGLEY JR. COMPANY

WRIGLEY BUILDING

410 N. MICHIGAN AVENUE

CHICAGO, ILLINOIS 60611

Ladies and Gentlemen:

You have requested our opinion as to whether a stockholder proposal (the "Proposal") submitted to Wm. Wrigley Jr. Company, a Delaware corporation (the "Company"), by Robert D. Morse (the "Proponent"), may be omitted from the Company's proxy statement and form of proxy for its 2002 annual meeting (the "Annual Meeting") of stockholders (the "Proxy Materials") pursuant to Rule 14a- 8(i)(2), Rule 14a-8(i)(3) and Rule 14a-8(i)(8) under the Securities Exchange Act of 1934, as amended, or any of such rules.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such copies. As to any facts material to the opinions expressed herein which we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and others.

In rendering the opinions set forth herein, you have furnished to us, and we have reviewed, copies of the Proponent's letter to the Company setting forth his proposal and such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth below. The Proposal makes three requests. The first two seek the following changes to the Company's form of proxy:

1. "Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote for Directors column."

2. "Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

The Proposal further states:

3. "Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU."

The Proposal was accompanied by a statement of the Proponent in support thereof.

We express no opinion as to the laws of any jurisdiction other than (i) the laws, rules and regulations of the State of Illinois, (ii) the laws, rules and regulations of the State of Delaware to extent referred to specifically herein and (iii) the federal laws of the United States of America to the extent referred to specifically herein.

Based upon the foregoing and subject to the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that the Proposal may be excluded from the Proxy Materials in its entirety because each of its three requests may be excluded on the various grounds discussed below.

1. Omission of the Request that Management and Directors "Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column."

***2** The Proposal's first request may be omitted pursuant to Rule 14a-8(i)(3) because its meaning as written is so ambiguous as to be misleading and a violation of Rule 14a-9. Furthermore, any reasonable interpretation of the request may be omitted under Rule 14a-8(i)(2) because it would require the Company to use a form of proxy that violates Rule 14a-4(b)(2).

a. The Proposal's first request as written is so ambiguous as to be misleading and a violation of Rule 14a-9

A Proposal may be excluded from a company's proxy materials pursuant to Rule 14a-8(i)(3) "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has found that a proposal can be materially misleading if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company, SEC No-Action Letter (July 30, 1992).

The Proposal seeks shareholder approval of a request that the Company "remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column," on the Company's form of proxy. In the Company's current form of proxy, the word "except" appears only once in proximity to the election of directors ballot. The form of proxy states, "For all nominee(s) except vote withheld from the following:" and then provides a space in which shareholders may list the nominees with respect to whom the security holder chooses to withhold authority to vote. Removing the word "except" and replacing it with the word "against" results in the following statement: "For all nominee(s) against vote withheld from the following:" Once so revised, the statement is unintelligible. Neither the shareholders, nor the Company, could determine the actions required by the inclusion of the statement or any responses to it. Thus, the Proposal, with respect to its first request, is so ambiguous as to be materially misleading and thereby violates Rule 14a-9. As such, the Company should be allowed to exclude this request from its proxy materials pursuant to Rule 14a-8(i)(3).

b. Any reasonable interpretation of the Proposal's first request would require the Company to adopt a form of proxy that violates Rule 14a-4(b)(2).

The context of the statements in the Proposal's "REASONS" section and the Proponent's capitalization of the words "EXCEPT" and "AGAINST" suggest that the Proponent may have intended to request that the word "WITHHELD" be replaced with the word "AGAINST" in the election of directors ballot on the Company's form of proxy. Assuming this was the case, such proposal would nonetheless be excludable for the reasons cited below.

***3** A Proposal may be excluded from a company's proxy materials pursuant to Rule 14a-8(i)(2) "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-4(b)(2) requires that proxies addressing the election of directors provide shareholders with a means to "withhold" authority to vote for each nominee. See, Rule 14a-4(b)(2); Bloomenthal and Wolff, Securities and Federal Corporate Law, § 24:36. However, Instruction 2 to Rule 14a-4(b)(2) states, "if applicable state law gives legal effect to votes cast against a nominee, then, in lieu of, or in addition to, providing a means for a security holder to withhold authority to vote, the registrant should provide a similar means for security holders to vote against each nominee." The Commission has found that where state law does not give legal effect to votes cast against a nominee, shareholder proposals requesting a form of proxy including an "against" option may be excluded from proxy materials under Rule 14a-8(i)(2), because inclusion of such an option would cause the company to violate Rule 14a-4(b)(2). **Niagra Mohawk Power Corporation**, SEC No-Action Letter (March 11, 1993). The Company is incorporated under the laws of Delaware and we are aware of no Delaware authority stating that votes cast against a nominee director will have any "legal effect." Thus, the Company may omit the Proposal's first request pursuant to Rule 14a-8(i)(2), evenif it is revised to remedy the defects described above.

2. Omission of the Request that Management and Directors "Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

The Proposal's second request may be omitted under Rule 14a-8(i)(2) because it would require the Company to adopt a form of proxy that violates Rule 14a- 4(b)(1) and Rule 14a-4(b)(2).

Rule 14a-4(b)(1) states, "A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-faced type how it is intended to vote the shares represented by the proxy in each such case." Similarly, Rule 14a-4(b)(2) states, "Any such form of proxy which is executed by the security holder in such manner as not to withhold authority to vote for the election of any nominee shall be deemed to grant such authority, provided that the form of proxy so states in bold face type." Thus, proxies may grant discretionary authority, so long as the form of proxy so states in bold face type.

The Company intends to vote executed proxies not voted as to choice at the discretion of its management. The Proposal's second request seeks the removal of the statement indicating such intent from the Company's form of proxy. Failure by the Company to include a statement in bold-faced type announcing such intent on its form of proxy would violate Rule 14a-4(b)(1) and Rule 14a- 4(b)(2). The Company may therefore omit the Proposal's second request from its proxy materials pursuant to Rule 14a-8(i)(2).

3. Omission of the Request that Proxy Materials Include a Statement Asking "for a vote "AGAINST" all Company select nominees for Director"

***4** Rule 14a-8(i)(8) of the Exchange Act permits registrants to exclude a shareholder proposal "[i]f the proposal relates to an election for membership on the company's board of directors." A proposal that "attempt[s] to dissuade stockholders from voting in favor of management's nominees" or "may be deemed an effort to oppose the management's solicitation on behalf of the re-election of [its nominees]'' involves elections for the purposes of Rule 14a-8(i)(8). In the Matter of Union Electric Co., 38 S.E.C. 921 (1959) and ASECO Inc., SEC No- Action Letter (Mar. 18, 1980).

The Proposal's third request explicitly asks stockholders to vote against management's nominees for director. Such a request clearly attempts to dissuade shareholders from voting in favor of management's nominees, and thus relates to an election for membership on the Company's board of directors. The Company may therefore omit the Proposal's third request pursuant to rule 14a-8(i)(8).

This opinion is furnished to you solely for your benefit in connection with the Proposal and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express written permission except to the Securities and Exchange Commission in connection with your no-action request with respect to the Proposal.

Very truly yours,
SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)

333 West Wacker Drive

Chicago, Illinois 60606-1285

Tel: (312) 407-0700

LETTER TO SEC

November 2, 2001

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Wm. Wrigley Jr. Company Omission of Stockholder

Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby enclose six copies of the following:

1. A letter dated September 27, 2001 from Robert D. Morse (the "Proponent"), the beneficial owner of at least $2,000 in market value of voting securities of Wm. Wrigley Jr. Company (the "Company"), including the Proponent's proposal for action (the "Proposal") at the Company's forthcoming annual meeting and the statement of the Proponent in support thereof (the "Supporting Statement").

2. This statement and opinion of counsel setting forth the reasons why the Proposal may properly be omitted from the Company's proxy statement (the "Proxy Statement") for the 2002 annual meeting (the "Annual Meeting") of stockholders pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(2) and Rule 14a- 8(i)(8).

We wish to inform you (and, by a copy of this letter, the Proponent) of the intended omission and to explain the reasons for the Company's position.

The Proposal

The Proponent is requesting that the Company include the Proposal in the Company's Proxy Statement for its up-coming 2002 Annual Meeting of stockholders. The Proposal makes three requests. The first two seek the following changes to the Company's form of proxy:

***5** 1. "Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column."

2. "Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

The Proposal further states:

3. "Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU."

The preceding statement is repeated in material part in a section captioned by the Proponent as "ALTERNATE PROPOSAL SUBSTITUTE."

Reasons for Omission of the Proposal in its Entirety

The Proposal may be omitted in its entirety because each of its three requests may be omitted on the various grounds discussed below.

1. Omission of the Request that Management and Directors "Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column."

The Proposal's first request may be omitted pursuant to Rule 14a-8(i)(3) because its meaning as written is so ambiguous as to be misleading and a violation of Rule 14a-9. Furthermore, any reasonable interpretation of the request may be omitted under Rule 14a-8(i)(2) because it would require the Company to use a form of proxy that violates Rule 14a-4(b)(2).

a. The Proposal's first request as written is so ambiguous as to be misleading and a violation of Rule 14a-9

A Proposal may be excluded from a company's proxy materials pursuant to Rule 14a-8(i)(3) "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has found that a proposal can be materially misleading if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company, SEC No-Action Letter (July 30, 1992).

The Proposal seeks shareholder approval of a request that the Company "remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column," on the Company's form of proxy. In the Company's current form of proxy, the word "except" appears only once in proximity to the election of directors ballot. The form of proxy states, "For all nominee(s) except vote withheld from the following:" and then provides a space in which shareholders may list the nominees with respect to whom the security holder chooses to withhold authority to vote. Removing the word "except" and replacing it with the word "against" results in the following statement: "For all nominee(s) against vote withheld from the following:" Once so revised, the statement is unintelligible. Neither the shareholders, nor the Company, could determine the actions required by the inclusion of the statement or any responses to it. Thus, the Proposal, with respect to its first request, is so ambiguous as to be materially misleading and thereby violates Rule 14a-9. As such, the Company should be allowed to exclude this request from its proxy materials pursuant to Rule 14a-8(i)(3).

b. Any reasonable interpretation of the Proposal's first request would require the Company to adopt a form of proxy that violates Rule 14a-4(b)(2).

*6 The context of the statements in the Proposal's "REASONS" section and the Proponent's capitalization of the words "EXCEPT" and "AGAINST" suggest that the Proponent may have intended to request that the word "WITHHELD" be replaced with the word "AGAINST" in the election of directors ballot on the Company's form of proxy. Assuming this was the case, such proposal would nonetheless be excludable for the reasons cited below.

A Proposal may be excluded from a company's proxy materials pursuant to Rule 14a-8(i)(2) "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a- 4(b)(2) requires that proxies addressing the election of directors provide shareholders with a means to "withhold" authority to vote for each nominee. See, Rule 14a-4(b)(2); Bloomenthal and Wolff, Securities and Federal Corporate Law, § 24:36. However, Instruction 2 to Rule 14a-4(b)(2) states, "if applicable state law gives legal effect to votes cast against a nominee, then, in lieu of, or in addition to, providing a means for a security holder to withhold authority to vote, the registrant should provide a similar means for security holders to vote against each nominee." The Commission has found that where state law does not give legal effect to votes cast against a nominee, shareholder proposals requesting a form of proxy including an "against" option may be excluded from proxy materials under Rule 14a-8(i)(2), because inclusion of such an option would cause the company to violate Rule 14a-4(b)(2). **Niagra Mohawk Power Corporation**, SEC No-Action Letter (March 11, 1993). The Company is incorporated under the laws of Delaware and is aware of no Delaware authority stating that votes cast against a nominee director will have any "legal effect." Thus, the Company may omit the Proposal's first request pursuant to Rule 14a-8(i)(2), even if it is revised to remedy the defects described above.

2. Omission of the Request that Management and Directors "Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

The Proposal's second request may be omitted under Rule 14a-8(i)(2) because it would require the Company to adopt a form of proxy that violates Rule 14a- 4(b)(1) and Rule 14a-4(b)(2).

Rule 14a-4(b)(1) states, "A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-faced type how it is intended to vote the shares represented by the proxy in each such case." Similarly, Rule 14a-4(b)(2) states, "Any such form of proxy which is executed by the security holder in such manner as not to withhold authority to vote for the election of any nominee shall be deemed to grant such authority, provided that the form of proxy so states in bold face type." Thus, proxies may grant discretionary authority, so long as the form of proxy so states in bold face type.

***7** The Company intends to vote executed proxies not voted as to choice at the discretion of its management. The Proposal's second request seeks the removal of the statement indicating such intent from the Company's form of proxy. Failure by the Company to include a statement in bold-faced type announcing such intent on its form of proxy would violate Rule 14a-4(b)(1) and Rule 14a-4(b)(2). The Company may therefore omit the Proposal's second request from its proxy materials pursuant to Rule 14a-8(i)(2).

3. Omission of the Request that ProxyMaterials Include a Statement Asking "for a vote "AGAINST" all Company select nominees for Director"

Rule 14a-8(i)(8) of the Exchange Act permits registrants to exclude a shareholder proposal "[i]f the proposal relates to an election for membership on the company's board of directors." A proposal that "attempt[s] to dissuade stockholders from voting in favor of management's nominees" or "may be deemed an effort to oppose the management's solicitation on behalf of the re-election of [its nominees]'' involves elections for the purposes of Rule 14a-8(i)(8). In the Matter of Union Electric Co., 38 S.E.C. 921 (1959) and ASECO Inc., SEC No- Action Letter (Mar. 18, 1980).

The Proposal's third request explicitly asks stockholders to vote against management's nominees for director. Such a request clearly attempts to dissuade shareholders from voting in favor of management's nominees, and thus relates to an election for membership on the Company's board of directors. The Company may therefore omit the Proposal's third request pursuant to rule 14a-8(i)(8).

Summary

For the reasons set forth above, each of the Proposal's requests is excludable, and the Proposal in its entirety should be omitted from the Proxy Statement for the 2002 Annual Meeting. The Company seeks a determination by the staff of the Division that it will not recommend enforcement action to the Securities and Exchange Commission should the Company omit the Proposal, including the Supporting Statement, from the Company's Proxy Statement.

It is presently anticipated that the Company's definitive proxy material will be filed with the Securities and Exchange Commission on or about February 5, 2002, the date on which we would begin mailing the Proxy Statement to stockholders.

If you have any questions regarding this request, please call the undersigned at (312) 644-2121.

Sincerely,
Howard Malovany

Vice President, Secretary and General Counsel

ENCLOSURE

September 27, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

*8 This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

Robert D. Morse

SEC LETTER

1934 Act / s -- / Rule 14a-8

January 2, 2002

Publicly Available January 2, 2002

Re: Wm. Wrigley Jr. Company

Incoming letter dated November 2, 2001

The first proposal requests that the board make particular revisions to its proxy materials. The second proposal recommends a vote against "company nominees for director."

We are unable to conclude that Wrigley has met its burden of establishing that the first proposal would violate applicable state law. Accordingly, we do not believe that Wrigley may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Wrigley may exclude the first proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Wrigley may omit the first proposal from its proxy materials in reliance on rule 14a- 8(i)(3).

There appears to be some basis for your view that Wrigley may exclude the second proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if Wrigley omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Keir Devon Gumbs

Special Counsel

Securities and Exchange Commission (S.E.C.)

2002 WL 77150 (S.E.C.)

END OF DOCUMENT

H

Bank of New York Company, Inc., Plaintiff,
v.
Irving Bank Corporation et al., Defendants

Supreme Court, New York County

April 18, 1988

HEADNOTES

Corporations--Officers and Directors--Provision in Certificate of Incorporation as to Control of Directors
(1) An amendment to a "rights" plan adopted by the board of directors of defendant banking corporation in response to plaintiff's tender offer for all defendant's outstanding shares, which restricts the power of duly elected directors to conduct business of the corporation by creating different classes of directors, permitting members of the present board if reelected to act on a tender offer by majority vote but prohibiting a board other than the current board or those approved by it from so acting unless by a supermajority two- thirds vote, is invalid since any such restriction on the power of the board of directors must be placed in the certificate of incorporation (Business Corporation Law § 620). Accordingly, in view of the probability that the yearly election of the board of directors would be unfairly tainted, defendant is preliminarily enjoined from enforcing the amendment to the "rights" agreement.

TOTAL CLIENT SERVICE LIBRARY REFERENCES

Am Jur 2d, Corporations, § 1483 et. seq..

Business Corporation Law § 620.

NY Jur 2d, Business Relationships, § 865 et. seq..

APPEARANCES OF COUNSEL

Sullivan & Cromwell (John L. Warden of counsel), for plaintiff. *Wachtell, Lipton, Rosen & Katz (Marc Wolinsky* of counsel), for Irving Bank Corporation, defendant, *Winthrop, Stimson, Putnam & Roberts (Stephen A. Weiner* of counsel), for Joseph A. Rice and others, defendants.

OPINION OF THE COURT

Herman Cahn, J.

The Bank of New York Company, Inc. (BNY), plaintiff, moves for an order enjoining defendant Irving Bank Corporation (IBC) from enforcing a certain "rights" agreement as amended on March 15, 1988, and specifically enjoining the enforcement of the March 15, 1988 amendment.

THE FACTS

In September 1987 BNY announced its intention to commence ***666** a tender offer for all of the outstanding shares of IBC. It is unnecessary here to recite in detail the intricacies of the offer, its several amendments by BNY, and its rejection by the board of directors of IBC. Suffice it to state that the board of directors of IBC believes that acceptance of the offer is not beneficial for IBC's shareholders, stemming in large part from the fact that Federal regulations limit the number of prospective tender offerors. However, these regulations have recently been modified, which modifications will slowly deregulate the banking system over the next few years. The result of the deregulation may be to allow more large banking institutions, not presently able to bid for IBC, to do so. It is asserted that this will produce an auction type bidding during which, it is believed, a higher price can be negotiated by the board of directors. This argument has presumably been communicated to IBC's shareholders in response to BNY's tender offer. On October 9, 1987 the board of IBC adopted a "rights" plan. Pursuant thereto, one right per share of outstanding common stock was made payable to shareholders of record on October 19, 1987. If an acquisition is approved by the board, the rights can be redeemed by the board at .01 per right. The right to redeem is exercisable prior to the time a person or entity obtains ownership or control of 20% or more of stock of IBC.

The rights become exercisable when certain triggering events occur and thereupon entitle the holders thereof to either purchase shares in IBC or in any new company formed as the result of an acquisition:

1) Ten days following an announcement that 20% or more of IBC's outstanding common stock has been acquired by one person or entity, the rights issued entitle the holders thereof to purchase one share of IBC for $200. (This exercise price is much greater than the present or recent market value of a share of IBC [FN1] and therefore is properly labeled by plaintiffs as "illusory", having "nothing to do with the

reason for the poison pill.")

FN1 For example, the market value of IBC at the close of business on April 13, 1988 was $65/share.

2) If IBC is consolidated or merged with another company, or if 50% or more of IBC's assets or earning power are transferred or sold, the rights entitle the holders thereof to purchase shares of common stock of the surviving company at 50% of market value. (This provision is commonly referred to as a "flip- over".) ***667**

The purpose for adopting the rights plan was to make it unattractive and unprofitable for IBC to be taken over by another company unless the board of directors of IBC approves the acquisition.

A. THE MARCH 15TH AMENDMENT

On March 15, 1988, approximately one month after BNY had commenced a proxy contest seeking election of a new board, the IBC board adopted an amendment to the heretofore described rights agreement. Said amendment, section 23, provided for the redemption of the rights by the board at any time "prior to such time as any person [FN2] becomes an acquiring person." [FN3] However, the basic thrust of section 23 is to severely limit the authority of any board of directors other than the present board to redeem the rights. The relevant portion of section 23 reads as follows: "the Board of Directors of the company shall be entitled so to redeem the Rights only if it consists of a majority of Continuing Directors (as hereinafter defined) or, if the Board of Directors of the Company is not so constituted, only if the members of the Board of Directors of the Company who are not Continuing Directors were elected to immediately succeed Continuing Directors and either (i) were elected by the affirmative vote of the holders of at least two-thirds of the issued and outstanding Shares of the Company or (ii) in connection with the election of the members of the Board of Directors of the Company who are not Continuing Directors, no merger, consolidation, liquidation, business combination or similar transaction or series of transactions with respect to the Company is or was proposed. The term 'Continuing Director' shall mean a director who either was a member of the Board of Directors of the Company prior to March 15, 1988 or who subsequently became a director of the Company and whose election, or nomination for election by the Company's shareholders, was approved by a vote of a majority of the Continuing Directors then on the Board of Directors of the Company."

FN2 A "person" is defined in the rights agreement as: "any individual, firm, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity."

FN3 An "acquiring person" is defined as "any person ... who or which ... shall be the Beneficial Owner (as such term is hereinafter defined) of 20r more of the shares then outstanding".

An analysis of the above will show that it creates several different classes of directors. The first are directors who were ***668** in office prior to March 15, 1988, and who have all rights of directors. The second group are directors who are elected after March 15, 1988 and whose election was approved by a vote of the majority of the first group. This group also has all the rights of directors.

The third group are directors elected after March 15, 1988 and who have not postponed or agreed to certain actions relating to mergers. These are the actions which the first group has decided to block.

The fourth and final group are directors who were elected by the vote of the holders of at least two thirds of the shares. This group also has all the rights of directors.

It is to be further noted that a single plurality is required for election to the board.

What section 23 thus does is several things. First, it creates several different classes of directors--having different powers, or having to be elected by different majorities to exercise all of the powers. Second, it effectively limits the powers of a future board which is not a continuation of the present board or which is not approved by it, while still leaving those powers to a board which is approved. For example, the present board, or one approved by it, may redeem the rights. A future board, properly elected by a 51% majority, but not approved by the present board, may not redeem the shares.

BNY and shareholders of IBC seek to enjoin enforcement of this provision. The court notes that section 23 as amended March 15, 1988 is the only provision of the rights agreement herein contested.

THE LAW

A. ENTITLEMENT TO A PRELIMINARY INJUNCTION

The law is well settled that in order to be entitled to a preliminary injunction the moving party must demonstrate the likelihood of success on the merits, irreparable harm absent the relief requested, and a balance of the equities in its favor. *(Grant Co. v Srogi*, 52 NY2d 496.)

IBC argues that irreparable harm is not a threat, but is speculative, that indeed the controversy is not yet ripe for adjudication since the issue may become mooted by the vote of the shareholders at the annual meeting, i.e., if they elect the old board, or give more than two thirds of their votes to the insurgent candidates, the issue will be mooted.

However, the presence of the amendment prior to the ***669** election may be sufficiently relevant to the shareholders to strongly affect the outcome. Shareholders, aware of section 23, know that if they vote for BNY's slate and a two-thirds vote is not achieved, the directors, then elected, will not, under the amendment, have the power to redeem the rights for 10 years. Therefore, any shareholder who would desire to accept this or any future tender offer and elect a board other than the current board or those approved by it, may be deterred from doing this at the meeting for fear that a majority vote less than two thirds would position a board incapable of any future negotiations for 10 years.

If the amendment is invalid, its presence is likely to taint the electoral process which a subsequent invalidation by this court will not cure.

"In this case, a preliminary adjudication in advance of the shareholders' meeting appears to be the more sensible way to proceed. The harm threatened here is to the corporate electoral process, a process which carries with it the right of shareholders to a meaningful exercise of their voting franchise and to a fair proxy contest with an informed electorate." *(Packer & G&P Ind. Mgt. Corp. v Yampol*, 54 USLW 2582 [Del Ch, Apr. 18, 1986, C.A. No. 8432].)

In addition, where a provision is illegally adopted in conflict with the statutory law, an injunction is appropriate regardless of the extent of the harm. *(Schwab v Potter Co.*, 194 NY 409; *Studebaker Corp. v Gittlin*, 360 F2d 692; *Prime Computer v Allen*, Del Ch, Jan. 25, 1988, C.A. No. 9557, *affd* 538 A2d 1113 [Del, Jan. 26, 1988].)

The balance of the equities favors the resolution of the instant dispute prior to the election. If section 23 is valid, defendants are not harmed by a resolution at this stage; however, if invalid, plaintiffs, as stated above, may be irreparably harmed.

The court has not found any New York cases, other than *Schwab v Potter Co. (supra)*, directly in point. However, the probability that the election would be unfairly tainted lends urgency to the issue. Since IBC has only one shareholders' meeting a year, the taint could not be cured for one year, other than for the court to set aside the election. However, this also is not a valid alternative, since BNY's time to act, if it wins the election, is seriously circumscribed by conditions imposed by the Federal Reserve Bank. Those conditions require expeditious action, if action there is to be. ***670**

In the circumstances, the court will consider the application.

B. THE VALIDITY OF SECTION 23 UNDER THE BUSINESS CORPORATION LAW

Recently, there has been an abundance of case law recognizing the propriety of the adoption by the board of directors of a corporation of a rights plan, both as a preventative mechanism to ward off future tender offers *(see, e.g., Moran v Household Intl.*, 500 A2d 1346), and as a defense measure during battle with a corporate raider *(see, e.g., Revlon, Inc. v MacAndrews & Forbes Holdings*, 506 A2d 173). These cases address the duties of directors to their corporations and their protections under the business judgment rule.

At issue here is not the propriety of the adoption of the plan, but rather the legality of section 23, the provision restricting the power of duly elected directors to conduct business of the corporation otherwise conductible by directors elected in a specified manner. The court turns, therefore, to the Business Corporation Law.

Business Corporation Law § 614 governs the voting requirements for the election of directors of a corporation: "(a) Directors shall, except as otherwise required by this chapter *or by the certificate of incorporation* as permitted by this chapter, be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election." (Emphasis added.) A duly elected board is empowered to manage the business of the corporation (Business Corporation Law § 701) by vote of a majority present, if a quorum is present at the time of the vote (Business Corporation Law § 708). A restriction of the board's power to manage the business of the corporation is invalid unless (1) all of the incorporators or all of the shareholders of record have authorized such provision on the certificate of incorporation; (2) subsequent shareholders have notice of the provision; and (3) no shares of the corporation are listed on a national securities exchange or in an over-the- counter market. (Business Corporation Law § 620.)

By statute any restriction on the power of the board of directors must be placed in the certificate of incorporation (Business Corporation Law § 620; *Polchinski Co. v Cemetery Floral Co.*, 79 AD2d 648) which was not done by IBC. Accordingly, the board of directors was without authority to adopt a provision restricting the action of a future board.

That a board could be elected which possesses the full power ***671** to redeem the rights herein does not resolve the issue; IBC's board went beyond its power when it adopted a provision which would require a supermajority vote for BNY's slate in order to elect a new board. Again, no such provision was placed in the certificate of incorporation requiring such supermajority vote (Business Corporation Law § 614).

The evil of section 23 is not that it deprives a board of certain powers; it is that it is selective in the deprivation. In other words, the present board members could have the powers, if they were reelected to the board, but the insurgents would not if they were elected by the same plurality. Those new members of the board approved by the current board would have the powers, but those not so approved would not. This retention of authority is beyond the powers of the board.

It is no answer to say that the insurgents would possess all the powers, if elected by a supermajority. The illegal discrimination between boards is not thereby cured.

Defendant cites *Staklinsky v Pyramid Elec. Co.* (6 AD2d 565) for the proposition that the power of a board to enter into a long-term contract is analogous to the restriction herein, i.e., that the present board has the power to restrict corporate action and bind the corporation for long periods of time. However, when a board enters into a contract for the benefit of a corporation, not only is it carrying on the business of the corporation, but, if it did not have the power to do so, the business could not be carried on. In emphasis, the board may not enter into a contract which may be canceled only by that board if reelected, or by a board elected by a two-thirds vote (unless the certificate of incorporation so provides). The discrimination in boards, i.e., those we approve of have power, those we do not don't have the power, in the absence of a supermajority, is contrary to the statute.

Accordingly, plaintiffs are entitled to declaratory relief enjoining defendant from applying section 23.

CONCLUSION

Plaintiff's motion for injunctive relief is granted. Defendants are enjoined from enforcement of the rights plan section 23, as amended March 15, 1988.

In view of the above, the court has not reached the issue of fiduciary duty or the applicability of its business-judgment rule. ***672**

N.Y.Sup. 1988.

BANK OF NY v IRVING BANK

END OF DOCUMENT

C

Supreme Court, Appellate Division, First Department, New York.

Jules B. SADDOCK, etc., Plaintiff-Appellant,
v.
LADY ESTER LINGERIE CORPORATION, etc., et al., Defendants-Respondents.

Nov. 28, 1995.

In action to invalidate defendant's election to board of directors of corporation and her subsequent actions as director, the Supreme Court, New York County, Lobis, J., granted defendant summary judgment, and plaintiff appealed. The Supreme Court, Appellate Division, held that director was legitimately elected by unanimous vote, although only plurality was necessary, and only plurality vote was necessary for her reelection at annual meetings, where certificate of incorporation did not state otherwise.

Affirmed.

West Headnotes

Corporations 283(1)
101k283(1) Most Cited Cases

Director was legitimately elected by unanimous vote, although only plurality was necessary, and only plurality vote was necessary for her reelection at annual meetings, where certificate of incorporation did not state otherwise. McKinney's Business Corporation Law § 614.
****86** L.A. Michalec, for plaintiff-appellant.

M.J. Schlesinger, for defendants-respondents.

Before SULLIVAN, J.P., and ELLERIN, ROSS, NARDELLI and TOM, JJ.

MEMORANDUM DECISION.

***272** Order, Supreme Court, New York County (Joan Lobis, J.), entered on or about May 4, 1994, which, *inter alia,* denied plaintiff's motion for summary judgment on the first cause of action and, upon a search of the record, granted defendants summary judgment dismissing the first cause of action, unanimously affirmed, with costs.

Plaintiff's attempt to invalidate defendant Karen Saddock's election to the board of directors of Lady Ester Lingerie and her subsequent actions as a director is clearly without merit. Pursuant to the corporation's shareholders' agreement, by-laws and certificate of incorporation, Ms. Saddock was legitimately elected as a fourth director by a unanimous vote, including that of plaintiff, although only a plurality was necessary, and subsequently re-elected by a plurality of the shareholders at many annual meetings. The shareholders' agreement allows as many as seven directors and Business Corporation Law § 614 provides that only a plurality vote is necessary where, as here, the certificate of incorporation does not state otherwise.

It is clear that this meritless lawsuit is brought, as were two preceding suits, in retaliation for defendants' refusal to accede to plaintiffs' buy-out demands and any further frivolous proceeding by plaintiff will result in the imposition of substantial sanctions.

END OF DOCUMENT



AT&T Corp.
c/o Proxy Services
P.O. Box 9398
Boston, MA 02205

116th Annual Meeting of Shareholders
Wednesday, May 23, 2001
9:30 a.m. local time
Cincinnati Convention Center
Ballroom Level - Third Floor
525 Elm Street
Cincinnati, Ohio 45202
(Travel Directions on Reverse Side of Card)

ADMISSION TICKET

Please present this ticket for admittance of shareholder(s) named below.

VOTE BY TELEPHONE OR INTERNET

Your telephone or Internet vote authorizes the Proxy Committee to vote your shares in the same manner as if you marked, signed, and returned your proxy card. **For telephone or Internet voting, you will need to enter your individual 9-digit Control Number located above your name and address in the lower left section of the card.**

TELEPHONE: CALL **1-800-273-1174** from any touch-tone telephone...**ANYTIME.**

- To vote as your Board of Directors recommends on ALL items. . . **PRESS 1.**
- If you prefer to vote on each of the 11 items separately. . . . . **PRESS 0.**

ITEM 1: To vote **FOR ALL** nominees...**PRESS 1**; to **WITHHOLD FROM ALL** nominees...**PRESS 9**; to **WITHHOLD FROM AN INDIVIDUAL** nominee...**PRESS 0.**

NOMINEES: (01) C.M. Armstrong, (02) K.T. Derr, (03) M.K. Eickhoff, (04) W.Y. Elisha*, (05) G.M.C. Fisher, (06) D.V. Fites*, (07) A. B. Hostetter, Jr., (08) R.S. Larsen, (09) J.C. Malone*, (10) D.F. McHenry, (11) L.A. Simpson, (12) M.I. Sovern, (13) S.I. Weill, (14) M. Yoshikawa*, and (15) J.D. Zeglis*.

*It is contemplated that these nominations would be withdrawn, or that nominees would resign from the Board of Directors, upon the completion of certain business transactions as disclosed in the AT&T Proxy Statement.

ITEM 2: To vote **FOR**...**PRESS 1**; to vote **AGAINST**...**PRESS 9**; to **ABSTAIN**...**PRESS 0.**
(The voting instructions are the same for all remaining items to be voted upon).

INTERNET: **THE WEBSITE IS http://att.proxyvoting.com/**

ELECTRONIC ACCESS TO PROXY MATERIALS

For your convenience, AT&T is providing shareholders with an opportunity to electronically access, view, and download the AT&T Annual Report and Proxy Statement via the AT&T Investor Relations Website at http://www.att.com/ir. With this fast and easy electronic access feature, shareholders will no longer receive paper copies of these documents. To sign-up for Electronic Access, please mark the *Electronic Access* Box below, or follow the instructions provided when you vote by telephone or Internet.

DETACH CARD IF MAILING. IF YOU HAVE VOTED BY TELEPHONE OR INTERNET, DO NOT RETURN YOUR PROXY CARD.

X **Please mark votes as in this example.**

Your Directors recommend a vote "FOR" items 1, 2, 3, and 4, and "AGAINST" items 5, 6, 7, 8, 9, 10, and 11.

	FOR ALL nominees	WITHHOLD FROM ALL nominees
1. Election of Directors	☐	☐

FOR ALL EXCEPT the following nominee(s): ______________________

	FOR	AGAINST	ABSTAIN
2. Ratification of Auditors	☐	☐	☐
3. Approve Charter Amendment	☐	☐	☐
4. Approve Employee Stock Purchase Plan	☐	☐	☐
5. Political Non-Partisanship	☐	☐	☐
6. Executive/ Officer Bonuses	☐	☐	☐
7. Stock Compensation	☐	☐	☐
8. Director Candidates	☐	☐	☐
9. Executive Compensation Review	☐	☐	☐
10. Employee Pension Plan	☐	☐	☐
11. Equal Opportunity Statement	☐	☐	☐

Electronic Access ☐
(I prefer to access the annual report and proxy statement electronically).

Discontinue Duplicate Annual Report ☐

I/We plan to attend the Annual Meeting. ☐

Signature(s): ______________________________ Date ____________ 2001

Please sign this proxy as name(s) appears above and return it promptly whether or not you plan to attend the annual meeting. If signing for a corporation or partnership or as agent, attorney or fiduciary, indicate the capacity in which you are signing. If you do attend the annual meeting and decide to vote by ballot, such vote will supersede this proxy.



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

February 6, 2002

Suzanne A. Barr
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

Re: The Coca-Cola Company
Incoming letter dated December 14, 2001

Dear Ms. Barr:

This is in response to your letter dated December 14, 2001 concerning the shareholder proposal submitted to Coca-Cola by the Mary F. Morse Family Trust. We also have received a letter from the proponent dated December 26, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mary F. Morse
Mary F. Morse Family Trust
212 Highland Ave.
Moorestown, NJ 08057-2717

February 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 14, 2001

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(2). In this regard, because Coca-Cola's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Coca-Cola's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Coca-Cola relies.

Sincerely,

Grace K. Lee
Attorney-Advisor

Rule 14a-8(i)(2)
Rule 14a-8(i)(3)
Rule 14a-8(i)(8)
Rule 14a-8(i)(10)

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

SUZANNE A. BARR
PARTNER
(202) 637-5848
SABARR@HHLAW.COM

December 14, 2001

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Share Owner Proposal Submitted by Mary F. Morse Family Trust

Ladies and Gentlemen:

On behalf of The Coca-Cola Company, a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2002 annual meeting of share owners (the "Annual Meeting") a share owner proposal (the "Proposal") submitted by the Mary F. Morse Family Trust (the "Proponent"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Annual Meeting proxy statement for the reasons set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 4, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed.

As more fully set forth below, we believe that the Proposal and its supporting statements may be excluded from the Company's Annual Meeting proxy materials for the following reasons:

(1) the Proposal may be excluded under Rule 14a-8(i)(2) and 14a-8(i)(3) because its implementation would cause the Company to violate the federal proxy rules;

(2) the second sentence of the Proposal may be omitted under Rule 14a-8(i)(10) because that portion of the Proposal has already been substantially implemented;

(3) portions of the Proposal and its supporting statement may be excluded under Rule 14a-8(i)(3) because they contain statements that are false and misleading; and

(4) the Proposal may be omitted pursuant to Rule 14a-8(i)(8) because the supporting statement relates to an election of directors.

BACKGROUND AND PROPOSAL

The Proponent submitted two proposals to the Company by letter dated October 1, 2001, a copy of which is attached hereto as **Exhibit A**. By letter dated October 8, 2001, a copy of which was delivered to the Proponent on October 12, 2001, the Company notified the Proponent that only one proposal could be submitted for consideration, and suggested that Proponent specify which proposal Proponent wished to submit. (A copy of the Company's October 8, 2001 letter, with attachments and evidence of delivery, is attached hereto as **Exhibit B**.) By letter of October 12, 2001, a copy of which the Company received on October 23, 2001, the Proponent specified that the first of the two proposals submitted was to be considered the Proponent's submission. (A copy of the Proponent's October 23, 2001 letter is attached hereto as **Exhibit C**.)

The Proponent's October 23, 2001 letter contained the following proposal for share owner consideration at the Annual Meeting:

> Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

GROUNDS FOR EXCLUSION

I. Implementation of the Proposal would cause the Company to violate the federal proxy rules within the meaning of Rule 14a-8(i)(2) and Rule 14a-8(i)(3)

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders who meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 permits companies to exclude from their proxy statements certain types of proposals for substantive reasons. One type of proposal that can be excluded from a company's proxy statement is a proposal that would result in a violation of federal law or the proxy rules. Specifically, Rule 14a-8(i)(2) permits companies to omit a shareholder proposal if the proposal's implementation would cause the company to violate any federal law to which it is subject and Rule 14a-8(i)(3) permits companies to omit a shareholder proposal if the proposal is "contrary to any of the Commission's proxy rules."

The Proposal would require the Company to indicate on its proxy cards that share owners may vote "against" the election of a director rather than "withhold authority" to vote for a director. It is our view that implementation of this requirement of the Proposal would require the Company to format proxy cards in a manner inconsistent with Rule 14a-4(b)(2) of the Commission's proxy rules. As discussed below, implementation of the Proposal would also result in a proxy card that would be false and misleading, in contravention of Rule 14a-9. Therefore, we believe that the Company may exclude the Proposal from its proxy materials pursuant to Rules 14a-8(i)(2) and (i)(3).

The form of proxy cards providing for the election of directors is governed by Rule 14a-4(b)(2), which states:

> A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:
>
> (i) a box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or

> (ii) an instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or
>
> (iii) designated blank spaces in which the security holder may enter the names of nominees with respect to whom the shareholder chooses to withhold authority to vote; or
>
> (iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.
>
> ...

When the Commission adopted amendments to Rule 14a-4 in 1979, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors. 1/ Instead the Commission determined to require that proxy cards provide a space for shareholders to withhold voting authority for directors. This is because in many jurisdictions directors are elected by a plurality vote. In a plurality vote, a vote "against" a director will have no effect. To provide shareholders a proxy card that indicates the shareholder may vote "against" a director, therefore, could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this in amending Rule 14a-4, the Commission stated, "With respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in the rule." 2/

1/ Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Release No. 34-16356 (November 21, 1979).

2/ *Id.* To address the situation where applicable state law gives effect to votes cast against a nominee, the Commission provided the following instruction to Rule 14a-4(b): "If applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the issuer should provide a similar means for security holders to vote against each nominee." An opinion of Delaware counsel to the

Implementation of the Proposal would require the Company to follow the very procedure that was rejected by the Commission as misleading to shareholders. The Company would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would, in contravention of Rule 14a-9, be misleading.

Prior Staff letters considering Rule 14a-4 have permitted companies to exclude proposals similar to the Proposal. For example, in *Niagara Mohawk Power Corp.* (March 11, 1993), the Staff permitted the company to exclude from its proxy materials in reliance on Rule 14a-8(c)(2) a shareholder proposal that would have required the company to replace "WITHHOLD" on its proxy cards with the word "AGAINST". 3/ *See also First Empire State Corp.* (January 26. 1978) (permitting exclusion of a portion of a proposal that would require proxies to provide shareholders a means to vote "for" or "against" the election of directors in reliance on Rule 14a-8(c)(3)); *General Electric Company* (February 7, 1975), *review denied* (April 18, 1975) (noting, "Rule 14a-4(b)(2) would prohibit 'FOR' and 'AGAINST' boxes for the election of directors" and therefore permitting omission of a proposal requiring such boxes on the grounds that it would be contrary to the proxy rules); *United Banks of Colorado, Inc.* (March 13, 1973) (permitting exclusion of a proposal unless the proponent revised the proposal so that it no longer required "For" and "Against" ballot boxes in the election of directors). 4/

Company confirming that Delaware law does not give legal effect to votes cast against a nominee is attached hereto as **Exhibit D**. Because Delaware law does not give legal effect to votes cast against a nominee, the foregoing instruction to Rule 14a-4 does not apply to the Company.

3/ Some of the staff no-action letters cited in this letter were issued under a predecessor version of Rule 14a-8, in which predecessor versions of paragraphs (2), (3), (8) and (10) of Rule 14a-8(i) appeared as paragraphs (2), (3), (8) and (10) of Rule 14a-8(c), respectively. Rule 14a-8 was amended in 1998, at which time these provisions of the Rule were revised. *See* Release No. 34-40018 (May 21, 1998). For purposes of the analysis in this letter, these revisions had no effect on the Rule's applicability.

4/ We are aware of one no action letter, *TECO Energy, Inc.* (December 29, 1993), in which a proposal that would have required "FOR" and "Against" voting choices for the election of director nominees was not permitted to be excluded by a

Accordingly, we believe the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(2) and Rule 14a-8(3) because its implementation would require the Company to violate the federal proxy rules.

II. The second sentence of the Proposal may be omitted under Rule 14a-8(i)(10) because that portion of the Proposal has already been substantially implemented

A proposal may be omitted under Rule 14a-8(i)(10) where it has been substantially implemented. The second sentence of the Proposal requests the Company to "Remove the statement (if applicable) placed in the lower section [of the proxy card] announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

The Company does not include on its proxy card any statement that all signed proxies that are not voted as to choice will be voted at the discretion of management. 5/ Accordingly, the Company believes that the second sentence of the

---

company. In that instance, however, the company argued only that the proposal had been substantially implemented, and the Staff did not consider the applicability of Rules 14a-8(i)(2) and (i)(3) to the proposal.

5/ The Company does include on its proxy cards a statement that signed proxy cards that do not indicate a choice will be voted "for" the board of directors' nominees, "for" specified proposals, and "against" other specified proposals. (A sample copy of the Company's proxy card for its 2001 annual meeting is attached hereto as **Exhibit E**. The Company plans to include statements similar to those on Exhibit E on future proxy cards.) This statement differs from the statement that is the subject of the Proposal in that, rather than providing that management will vote the shares at its "discretion," the statement provides share owners with precise information about how their shares will be voted if the proxy card is signed but left blank. Thus, the Company does not believe that the second sentence of the Proposal applies to this statement.

The proxy card also contains a statement regarding the proxies' exercise of discretion with respect to (1) the election of a person to the board of directors if a named nominee is unable to or will not serve and (2) other matters to be raised at the annual meeting. Because this statement is unrelated to the exercise of

Proposal is not applicable to its proxy card and that therefore the sentence may be omitted from the Company's proxy materials for the Annual Meeting in reliance on Rule 14a-8(i)(10) as having been substantially implemented.

III. Portions of the Proposal and the supporting statement may be excluded under Rule 14a-8(i)(3) because they contain statements that are false and misleading

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal and its related supporting statement if the proposal is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that the following portions of the Proposal and its supporting statement are false and misleading, and therefore intends to omit these portions of the Proposal from its proxy materials for the Annual Meeting in reliance on Rule 14a-8(i)(3).

A. The Proposal contains false and misleading language.

The Proposal states:

> "Management and Directors are requested to Management and Directors are requested to change the format of the Proxy Material in the two areas ***which are not fair to the shareowners***: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to

---

discretion where no choice is indicated on a proxy card, the Company believes that this statement is also not the subject of the second sentence of the Proposal.

Should the second sentence of the Proposal be aimed at either of the two statements described above, the Company believes the second sentence of the Proposal may be omitted from its proxy materials in reliance on Rule 14a-8(i)(3) on the grounds that the sentence is vague and indefinite, and therefore misleading. If the Company is unable to determine that the Proposal seeks the removal of these statements, the Company's share owners can be expected to be similarly confused by the Proposal's language.

> choice will be voted at the discretion of Management." (emphasis added)

Inclusion of the words "which are not fair to shareowners" renders the Proposal false and misleading. This language suggests that the Company's proxy card is unfair to share owners unless share owners are given the opportunity to vote "against" the election of director nominees. It also suggests that the Company's proxy card is unfair to share owners because it permits signed proxies to be voted where no vote is indicated on the proxy card. Both of these procedures, however, are blessed by Rule 14a-4, and to suggest that they are unfair to share owners is to disregard Rule 14a-4. Moreover, this language is false and misleading because it suggests that the Company has improperly designed its proxy card to be unfair to share owners. As explained in the Note to Rule 14a-9, "[m]aterial which directly or indirectly impugns character, integrity or personal reputation or ...makes charges concerning improper conduct ...without factual foundation" may be misleading within the meaning of Rule 14a-9.

B. The first paragraph of the supporting statement is false and misleading.

The first paragraph of the supporting statement is also misleading and may be excluded pursuant to Rule 14a-8(i)(3). This paragraph states:

> REASONS:
>
> This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

Like the statement in the Proposal, unsupported statements in this paragraph suggesting that the Company's proxy materials are unfair and statements accusing "Management and Directors" of being determined to "stay in office by whatever means" are misleading within the meaning of Rule 14a-9.

Moreover, this paragraph is misleading because its suggests that, by providing means for share owners to indicate a vote "against" director nominees, the results of director elections will somehow be affected and management and directors will find it more difficult to stay in office. As explained above in Section I, a vote "against" a director will not have an effect under Delaware law.

Finally, the last sentence of this paragraph is misleading because it suggests that no means is currently available to share owners to indicate that they have received proxy materials and are not voting in accordance with management's recommendations. However, any share owner may return a proxy card that withholds authority to vote for each director nominee and abstains with respect to each other matter on the proxy card. Such a proxy card would have exactly the effect of indicating that the share owner is "present" and not voting, has received the proxy materials, and does not want to receive further vote solicitations.

C. The second paragraph of the supporting statement is false and misleading.

The second paragraph of the supporting statement states:

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

This statement is false and misleading within the meaning of Rule 14a-9 because it (1) charges the directors with improper conduct (in the form of granting "excessive extra remuneration") without factual foundation and (2) refers to a subject—remuneration of management—completely unrelated to the topic of the Proposal. The Staff on numerous occasions has permitted companies to exclude portions of supporting statements that address topics irrelevant to the subject matter of the proposal. 6/

6/ *See, e.g. Freeport-McMoRan Copper & Gold Inc.* (February 22, 1999) (permitting the omission of references to topics such as the company's compliance with the Foreign Corrupt Practices Act, failure to discuss political issues in entirety unless the proponent deleted this reference to voting for director nominees. 7/

Because the second paragraph of the supporting statement relates to the election of the Company's directors, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(8).

CONCLUSION

For the foregoing reasons, the Company has determined to omit the Proposal from its proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (202) 637-5846.

Very truly yours,

Suzanne A. Barr

cc: Carol C. Hayes, Esq.
Parth S. Munshi, Esq.
Mary F. Morse

Enclosures: 6 copies of this letter, with exhibits

7/ *See also Crown Cork & Seal Co., Inc.* (February 24, 1999) (same proposal, statement and Staff determination as in *Phillips*); *Entergy Corp.* (January 19, 1999) (same proposal, statement and Staff determination as in *Phillips*).

Morris, Nichols, Arsht & Tunnell

Johannes R. Kraemer
Lewis S. Black, Jr.
William O. LaMotte, III
Douglas E. Whitney
William H. Sudell, Jr.
Martin P. Tully
Thomas R. Hunt, Jr.
A. Gilchrist Sparks, III
Richard D. Allen
David Lee Hamilton
John F. Johnston
Walter C. Tuthill
Donald F. Parsons, Jr.
Jack B. Blumenfeld
Donald Nelson Isken
Donald E. Reid
Denison H. Hatch, Jr.
Thomas C. Grimm
Kenneth J. Nachbar

Andrew M. Johnston
Mary B. Graham
Michael Houghton
Thomas R. Pulsifer
Jon E. Abramczyk
Alan J. Stone
Louis G. Hering
Frederick H. Alexander
R. Judson Scaggs, Jr.
William M. Lafferty
Karen Jacobs Louden
Donna L. Culver
Julia Heaney
Jonathan I. Lessner
Robert J. Dehney
Jeffrey R. Wolters
Maryellen Noreika
David J. Teklits
S. Mark Hurd

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

Rachel A. Dwares
Special Counsel

Rodger D. Smith
Eric D. Schwartz
Mona A. Lee
Stanford L. Stevenson, III
Derek C. Abbott
Jessica Zeldin
David A. Harris
Patricia O'Neill Vella
Gregory W. Werkheiser
Wendy L. Walter
Christopher F. Carlton
Garfield B. Simms*
Michael Busenkell
Michael J. Conallen, Jr.
Richard W. Ellis
John D. Pirnot

Megan E. Ward
Melissa Stone Myers
Jason W. Staib
Donna L. Harris
Todd A. Flubacher
Yvette C. Fitzgerald
James G. McMillan, III
Matt Neiderman
Scott Salerni
Patricia R. Uhlenbrock
Michael G. Wilson

Of Counsel
Andrew B. Kirkpatrick, Jr.
Richard L. Sutton
David A. Drexler
O. Francis Biondi
Walter L. Pepperman, II

* Admitted in MA only

December 13, 2001

The Coca-Cola Company
P.O. Box Drawer 1734
Atlanta, GA 30301

Ladies and Gentlemen:

You have requested our opinion, as a matter of Delaware law, concerning the effect of a vote "against" a nominee for election as a director of The Coca-Cola Company, a Delaware corporation (the "Company"). Section 216 of the Delaware General Corporation Law (the "DGCL") provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "[d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). The Company's bylaws provide that directors "shall be elected by plurality votes cast in the election for" directors. Accordingly, the directors of the Company are elected by a plurality vote. In this respect, the Company is typical of Delaware corporations. North Fork Bancorporation, Inc. v. Toal, Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 8,

2000) ("North Fork"). ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy.").[1]

Where directors are elected by a plurality vote, those nominees for director who receive the greatest number of favorable votes are elected. Model Business Corporation Act, § 7.28, pp. 7-62 (1999) ("A 'plurality' means that the individuals with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the election.") As a consequence, a vote against a director, in and of itself, has no effect. To illustrate, if at an election of directors, five directors are to be elected and ten persons have been nominated to fill the five available directorships, the five nominees receiving the greatest number of favorable votes will be elected to the seats on the board of directors. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his or her election, that nominee would nonetheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of five of the other ten nominees. Black's Law Dictionary further illustrates the point. There "plurality" is defined as "the excess of the votes cast for one candidate over those cast for any other." The writer then goes on to describe the difference between a plurality vote and majority vote:

> Where there are only two candidates, he who receives the greater number of the votes cast is said to have a *majority*; when there are more than two competitors for the same office, the person who receives the greatest number of votes has a *plurality*, but he has not a majority unless he receives a greater number of votes than those cast for all his competitors combined, or, in other words, more than one-half of the total number of votes cast.

---

1 North Fork dealt with the unusual situation where a corporation's bylaws required that directors be elected by a majority of the voting power present at a meeting. The question before the Court was whether proxy cards marked "withhold authority" represented "voting power present" at the meeting.

Black's Law Dictionary 1039 (5th ed. 1979).

The decision of the Delaware Court of Chancery in North Fork provides a useful description of the interplay between state law and the rules of the Securities and Exchange Commission, which also illustrates the effect of plurality voting. Noting that since 1979, SEC Rule 14a-4(b)(2) has required that proxy cards used for the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed that when the SEC considered amendments to its rule in 1979, it first proposed the mandatory inclusion of an "against" voting option on proxy cards. However, after receiving public comments, the SEC found that:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it normally would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.[2]

As a result of this concern, according to the history related by the Court, the SEC dropped the requirement for the inclusion of a vote against option. However, it did include in the final rule the concept of permitting stockholders to withhold authority to vote for a nominee or nominees because it wanted to enable stockholders to express dissent by some means other than simply abstaining. Significantly, the Court went on to agree that the concern of commentators that led to the present language of Rule 14a-4(b)(2) was justified saying, "[b]ecause most corporate votes typically require a plurality (and not a majority as was required by [the

2 The Court cited Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34, 16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) p 82, 358, 1979 WL 17411 (S.E.C.) at *4 (Nov. 21, 1979).

defendant's] bylaws) the commentators' concern was well-founded." North Fork, supra, at 18 n.23. The Court observed that stockholders could be misled by the availability of the option to vote against, thinking this offered the possibility of defeating the slate. Hence, the Court concluded, "[r]ather than mandating the inclusion of an 'against' vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific nominees." Id.

For the reasons set forth above, it is our opinion that, as a matter of Delaware law, in an election of directors where directors are elected by a plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

If we can be of any additional assistance in connection with this matter, please do not hesitate to call on us.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

New York Corporation Law



LexisNexis

court having jurisdiction of their accounts, upon petition by any of such fiduciaries or by any party in interest, may direct the voting of such shares for the best interest of the beneficiaries. This subparagraph shall not apply in any case where the instrument or order of the court appointing fiduciaries shall otherwise direct how such shares shall be voted; and

(5) If the instrument or order furnished to the secretary of a corporation shows that a tenancy is held in unequal interests, a majority or equal division for the purposes of this paragraph shall be a majority or equal division in interest.

(i) Notwithstanding the foregoing paragraphs, a corporation shall be protected in treating the persons in whose names shares stand on the record of shareholders as the owners thereof for all purposes.

NOTES

For a general textual discussion of this section, see *White* ¶ 612.01 *et seq.*

§ 613. Limitations on right to vote.

The certificate of incorporation may provide, except as limited by section 501 (Authorized shares), either absolutely or conditionally, that the holders of any designated class or series of shares shall not be entitled to vote, or it may otherwise limit or define the respective voting powers of the several classes or series of shares, and, except as otherwise provided in this chapter, such provisions of such certificate shall prevail, according to their tenor, in all elections and in all proceedings, over the provisions of this chapter which authorizes any action by the shareholders.

NOTES

For a general textual discussion of this section, see *White* ¶ 613.01 *et seq.*

§ 614. Vote of shareholders.

(a) Directors shall, except as otherwise required by this chapter or by the certificate of incorporation as permitted by this chapter, be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

(b) Whenever any corporate action, other than the election of directors, is to be taken under this chapter by vote of the shareholders, it shall, except as otherwise required by this chapter or by the certificate of incorporation as permitted by this chapter or by the specific provisions of a by-law adopted by the shareholders, be authorized by a majority of the votes cast in favor of or against such action at a meeting of shareholders by the holders of shares entitled to vote thereon.

Except as otherwise provided in the certificate of incorporation or the specific provision of a by-law adopted by the shareholders, an abstention shall not constitute a vote cast.

Amended L. 1997 Ch. 449, effective February 22, 1998.

NOTES

For a general textual discussion of this section, see *White* ¶ 614.01 *et seq.*



H

Bank of New York Company, Inc., Plaintiff,
v.
Irving Bank Corporation et al., Defendants

Supreme Court, New York County

April 18, 1988

HEADNOTES

Corporations--Officers and Directors--Provision in Certificate of Incorporation as to Control of Directors
(1) An amendment to a "rights" plan adopted by the board of directors of defendant banking corporation in response to plaintiff's tender offer for all defendant's outstanding shares, which restricts the power of duly elected directors to conduct business of the corporation by creating different classes of directors, permitting members of the present board if reelected to act on a tender offer by majority vote but prohibiting a board other than the current board or those approved by it from so acting unless by a supermajority two- thirds vote, is invalid since any such restriction on the power of the board of directors must be placed in the certificate of incorporation (Business Corporation Law § 620). Accordingly, in view of the probability that the yearly election of the board of directors would be unfairly tainted, defendant is preliminarily enjoined from enforcing the amendment to the "rights" agreement.

TOTAL CLIENT SERVICE LIBRARY REFERENCES
Am Jur 2d, Corporations, § 1483 et. seq..

Business Corporation Law § 620.

NY Jur 2d, Business Relationships, § 865 et. seq..

APPEARANCES OF COUNSEL

Sullivan & Cromwell (John L. Warden of counsel), for plaintiff. *Wachtell, Lipton, Rosen & Katz (Marc Wolinsky* of counsel), for Irving Bank Corporation, defendant, *Winthrop, Stimson, Putnam & Roberts (Stephen A. Weiner* of counsel), for Joseph A. Rice and others, defendants.

OPINION OF THE COURT

Herman Cahn, J.

The Bank of New York Company, Inc. (BNY), plaintiff, moves for an order enjoining defendant Irving Bank Corporation (IBC) from enforcing a certain "rights" agreement as amended on March 15, 1988, and specifically enjoining the enforcement of the March 15, 1988 amendment.

THE FACTS

In September 1987 BNY announced its intention to commence *666 a tender offer for all of the outstanding shares of IBC. It is unnecessary here to recite in detail the intricacies of the offer, its several amendments by BNY, and its rejection by the board of directors of IBC. Suffice it to state that the board of directors of IBC believes that acceptance of the offer is not beneficial for IBC's shareholders, stemming in large part from the fact that Federal regulations limit the number of prospective tender offerors. However, these regulations have recently been modified, which modifications will slowly deregulate the banking system over the next few years. The result of the deregulation may be to allow more large banking institutions, not presently able to bid for IBC, to do so. It is asserted that this will produce an auction type bidding during which, it is believed, a higher price can be negotiated by the board of directors. This argument has presumably been communicated to IBC's shareholders in response to BNY's tender offer. On October 9, 1987 the board of IBC adopted a "rights" plan. Pursuant thereto, one right per share of outstanding common stock was made payable to shareholders of record on October 19, 1987. If an acquisition is approved by the board, the rights can be redeemed by the board at .01 per right. The right to redeem is exercisable prior to the time a person or entity obtains ownership or control of 20% or more of stock of IBC.

The rights become exercisable when certain triggering events occur and thereupon entitle the holders thereof to either purchase shares in IBC or in any new company formed as the result of an acquisition:

1) Ten days following an announcement that 20% or more of IBC's outstanding common stock has been acquired by one person or entity, the rights issued entitle the holders thereof to purchase one share of IBC for $200. (This exercise price is much greater than the present or recent market value of a share of IBC [FN1] and therefore is properly labeled by plaintiffs as "illusory", having "nothing to do with the

reason for the poison pill.")

FN1 For example, the market value of IBC at the close of business on April 13, 1988 was $65/share.

2) If IBC is consolidated or merged with another company, or if 50% or more of IBC's assets or earning power are transferred or sold, the rights entitle the holders thereof to purchase shares of common stock of the surviving company at 50% of market value. (This provision is commonly referred to as a "flip- over".) ***667**

The purpose for adopting the rights plan was to make it unattractive and unprofitable for IBC to be taken over by another company unless the board of directors of IBC approves the acquisition.

A. THE MARCH 15TH AMENDMENT

On March 15, 1988, approximately one month after BNY had commenced a proxy contest seeking election of a new board, the IBC board adopted an amendment to the heretofore described rights agreement. Said amendment, section 23, provided for the redemption of the rights by the board at any time "prior to such time as any person [FN2] becomes an acquiring person." [FN3] However, the basic thrust of section 23 is to severely limit the authority of any board of directors other than the present board to redeem the rights. The relevant portion of section 23 reads as follows: "the Board of Directors of the company shall be entitled so to redeem the Rights only if it consists of a majority of Continuing Directors (as hereinafter defined) or, if the Board of Directors of the Company is not so constituted, only if the members of the Board of Directors of the Company who are not Continuing Directors were elected to immediately succeed Continuing Directors and either (i) were elected by the affirmative vote of the holders of at least two-thirds of the issued and outstanding Shares of the Company or (ii) in connection with the election of the members of the Board of Directors of the Company who are not Continuing Directors, no merger, consolidation, liquidation, business combination or similar transaction or series of transactions with respect to the Company is or was proposed. The term 'Continuing Director' shall mean a director who either was a member of the Board of Directors of the Company prior to March 15, 1988 or who subsequently became a director of the Company and whose election, or nomination for election by the Company's shareholders, was approved by a vote of a majority of the Continuing Directors then on the Board of Directors of the Company."

FN2 A "person" is defined in the rights agreement as: "any individual, firm, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity."

FN3 An "acquiring person" is defined as "any person ... who or which ... shall be the Beneficial Owner (as such term is hereinafter defined) of 20r more of the shares then outstanding".

An analysis of the above will show that it creates several different classes of directors. The first are directors who were ***668** in office prior to March 15, 1988, and who have all rights of directors. The second group are directors who are elected after March 15, 1988 and whose election was approved by a vote of the majority of the first group. This group also has all the rights of directors.

The third group are directors elected after March 15, 1988 and who have not postponed or agreed to certain actions relating to mergers. These are the actions which the first group has decided to block.

The fourth and final group are directors who were elected by the vote of the holders of at least two thirds of the shares. This group also has all the rights of directors.

It is to be further noted that a single plurality is required for election to the board.

What section 23 thus does is several things. First, it creates several different classes of directors--having different powers, or having to be elected by different majorities to exercise all of the powers. Second, it effectively limits the powers of a future board which is not a continuation of the present board or which is not approved by it, while still leaving those powers to a board which is approved. For example, the present board, or one approved by it, may redeem the rights. A future board, properly elected by a 51% majority, but not approved by the present board, may not redeem the shares.

BNY and shareholders of IBC seek to enjoin enforcement of this provision. The court notes that section 23 as amended March 15, 1988 is the only provision of the rights agreement herein contested.

THE LAW
A. ENTITLEMENT TO A PRELIMINARY INJUNCTION

The law is well settled that in order to be entitled to a preliminary injunction the moving party must demonstrate the likelihood of success on the merits, irreparable harm absent the relief requested, and a balance of the equities in its favor. *(Grant Co. v Srogi,* 52 NY2d 496.)

IBC argues that irreparable harm is not a threat, but is speculative, that indeed the controversy is not yet ripe for adjudication since the issue may become mooted by the vote of the shareholders at the annual meeting, i.e., if they elect the old board, or give more than two thirds of their votes to the insurgent candidates, the issue will be mooted.

However, the presence of the amendment prior to the ***669** election may be sufficiently relevant to the shareholders to strongly affect the outcome. Shareholders, aware of section 23, know that if they vote for BNY's slate and a two-thirds vote is not achieved, the directors, then elected, will not, under the amendment, have the power to redeem the rights for 10 years. Therefore, any shareholder who would desire to accept this or any future tender offer and elect a board other than the current board or those approved by it, may be deterred from doing this at the meeting for fear that a majority vote less than two thirds would position a board incapable of any future negotiations for 10 years.

If the amendment is invalid, its presence is likely to taint the electoral process which a subsequent invalidation by this court will not cure.

"In this case, a preliminary adjudication in advance of the shareholders' meeting appears to be the more sensible way to proceed. The harm threatened here is to the corporate electoral process, a process which carries with it the right of shareholders to a meaningful exercise of their voting franchise and to a fair proxy contest with an informed electorate." *(Packer & G&P Ind. Mgt. Corp. v Yampol,* 54 USLW 2582 [Del Ch, Apr. 18, 1986, C.A. No. 8432].)

In addition, where a provision is illegally adopted in conflict with the statutory law, an injunction is appropriate regardless of the extent of the harm. *(Schwab v Potter Co.,* 194 NY 409; *Studebaker Corp. v Gittlin,* 360 F2d 692; *Prime Computer v Allen,* Del Ch, Jan. 25, 1988, C.A. No. 9557, *affd* 538 A2d 1113 [Del, Jan. 26, 1988].)

The balance of the equities favors the resolution of the instant dispute prior to the election. If section 23 is valid, defendants are not harmed by a resolution at this stage; however, if invalid, plaintiffs, as stated above, may be irreparably harmed.

The court has not found any New York cases, other than *Schwab v Potter Co. (supra),* directly in point. However, the probability that the election would be unfairly tainted lends urgency to the issue. Since IBC has only one shareholders' meeting a year, the taint could not be cured for one year, other than for the court to set aside the election. However, this also is not a valid alternative, since BNY's time to act, if it wins the election, is seriously circumscribed by conditions imposed by the Federal Reserve Bank. Those conditions require expeditious action, if action there is to be ***670**

In the circumstances, the court will consider the application.

B. THE VALIDITY OF SECTION 23 UNDER THE BUSINESS CORPORATION LAW

Recently, there has been an abundance of case law recognizing the propriety of the adoption by the board of directors of a corporation of a rights plan, both as a preventative mechanism to ward off future tender offers *(see, e.g., Moran v Household Intl.,* 500 A2d 1346), and as a defense measure during battle with a corporate raider *(see, e.g., Revlon, Inc. v MacAndrews & Forbes Holdings,* 506 A2d 173). These cases address the duties of directors to their corporations and their protections under the business judgment rule.

At issue here is not the propriety of the adoption of the plan, but rather the legality of section 23, the provision restricting the power of duly elected directors to conduct business of the corporation otherwise conductible by directors elected in a specified manner. The court turns, therefore, to the Business Corporation Law.

Business Corporation Law § 614 governs the voting requirements for the election of directors of a corporation: "(a) Directors shall, except as otherwise required by this chapter *or by the certificate of incorporation* as permitted by this chapter, be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election." (Emphasis added.) A duly elected board is empowered to manage the business of the corporation (Business Corporation Law § 701) by vote of a majority present, if a quorum is present at the time of the vote (Business Corporation Law § 708). A restriction of the board's power to manage the business of the corporation is invalid unless (1) all of the incorporators or all of the shareholders of record have authorized such provision on the certificate of incorporation; (2) subsequent shareholders have notice of the provision; and (3) no shares of the corporation are listed on a national securities exchange or in an over-the- counter market. (Business Corporation Law § 620.)

By statute any restriction on the power of the board of directors must be placed in the certificate of incorporation (Business Corporation Law § 620; *Polchinski Co. v Cemetery Floral Co.*, 79 AD2d 648) which was not done by IBC. Accordingly, the board of directors was without authority to adopt a provision restricting the action of a future board.

That a board could be elected which possesses the full power *671 to redeem the rights herein does not resolve the issue; IBC's board went beyond its power when it adopted a provision which would require a supermajority vote for BNY's slate in order to elect a new board. Again, no such provision was placed in the certificate of incorporation requiring such supermajority vote (Business Corporation Law § 614).

The evil of section 23 is not that it deprives a board of certain powers; it is that it is selective in the deprivation. In other words, the present board members could have the powers, if they were reelected to the board, but the insurgents would not if they were elected by the same plurality. Those new members of the board approved by the current board would have the powers, but those not so approved would not. This retention of authority is beyond the powers of the board.

It is no answer to say that the insurgents would possess all the powers, if elected by a supermajority. The illegal discrimination between boards is not thereby cured.

Defendant cites *Staklinsky v Pyramid Elec. Co.* (6 AD2d 565) for the proposition that the power of a board to enter into a long-term contract is analogous to the restriction herein, i.e., that the present board has the power to restrict corporate action and bind the corporation for long periods of time. However, when a board enters into a contract for the benefit of a corporation, not only is it carrying on the business of the corporation, but, if it did not have the power to do so, the business could not be carried on. In emphasis, the board may not enter into a contract which may be canceled only by that board if reelected, or by a board elected by a two-thirds vote (unless the certificate of incorporation so provides). The discrimination in boards, i.e., those we approve of have power, those we do not don't have the power, in the absence of a supermajority, is contrary to the statute.

Accordingly, plaintiffs are entitled to declaratory relief enjoining defendant from applying section 23.

CONCLUSION

Plaintiff's motion for injunctive relief is granted. Defendants are enjoined from enforcement of the rights plan section 23, as amended March 15, 1988.

In view of the above, the court has not reached the issue of fiduciary duty or the applicability of its business-judgment rule. *672

N.Y.Sup. 1988.

BANK OF NY v IRVING BANK

END OF DOCUMENT

C

Supreme Court, Appellate Division, First Department, New York.

Jules B. SADDOCK, etc., Plaintiff-Appellant,
v.
LADY ESTER LINGERIE CORPORATION, etc., et al., Defendants-Respondents.

Nov. 28, 1995.

In action to invalidate defendant's election to board of directors of corporation and her subsequent actions as director, the Supreme Court, New York County, Lobis, J., granted defendant summary judgment, and plaintiff appealed. The Supreme Court, Appellate Division, held that director was legitimately elected by unanimous vote, although only plurality was necessary, and only plurality vote was necessary for her reelection at annual meetings, where certificate of incorporation did not state otherwise.

Affirmed.

West Headnotes

Corporations 283(1)
101k283(1) Most Cited Cases

Director was legitimately elected by unanimous vote, although only plurality was necessary, and only plurality vote was necessary for her reelection at annual meetings, where certificate of incorporation did not state otherwise. McKinney's Business Corporation Law § 614.
**86 L.A. Michalec, for plaintiff-appellant.

M.J. Schlesinger, for defendants-respondents.

Before SULLIVAN, J.P., and ELLERIN, ROSS, NARDELLI and TOM, JJ.

MEMORANDUM DECISION.

*272 Order, Supreme Court, New York County (Joan Lobis, J.), entered on or about May 4, 1994, which, *inter alia*, denied plaintiff's motion for summary judgment on the first cause of action and, upon a search of the record, granted defendants summary judgment dismissing the first cause of action, unanimously affirmed, with costs.

Plaintiff's attempt to invalidate defendant Karen Saddock's election to the board of directors of Lady Ester Lingerie and her subsequent actions as a director is clearly without merit. Pursuant to the corporation's shareholders' agreement, by-laws and certificate of incorporation, Ms. Saddock was legitimately elected as a fourth director by a unanimous vote, including that of plaintiff, although only a plurality was necessary, and subsequently re-elected by a plurality of the shareholders at many annual meetings. The shareholders' agreement allows as many as seven directors and Business Corporation Law § 614 provides that only a plurality vote is necessary where, as here, the certificate of incorporation does not state otherwise.

It is clear that this meritless lawsuit is brought, as were two preceding suits, in retaliation for defendants' refusal to accede to plaintiffs' buy-out demands and any further frivolous proceeding by plaintiff will result in the imposition of substantial sanctions.

END OF DOCUMENT

Robert D. Morse
212 Highland Avenue
Moorestown NJ 08057-2717

Ph: 856 235 1711
March 10. 2002

Re: Letter from AT & T Corporation
Dated March 5, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Dear Ladies and Gentlemen:

In response to Counsel John W. Thompson's request for a re-appraisal of the SEC's decision to allow printing of my proposal by use of "The Coca Cola" decision allowing deletion, I make the following reply:

Perhaps the Coca Cola decision should be reversed on the basis stated: A stockholder is being denied the "Right of dissent", which is un-American by not being permitted an "Against" vote, and thereby guaranteeing that most or all Company presented nominees will be elected, there being few or mostly none other contenders listed.

Since the objection is based on the fact that certain State's laws allow only [or allow "opt out"] a "plurality" vote, containing no "Against", stockholders are being discriminated against in their choice. It is NOT a matter of an "ambiguous and misleading" statement ! That is only an opinion expressed in the "determination to hold present Management in their positions", as I have previously stated.

I am not asking for a last minute permission to print in the matter of the Coca Cola deletion; I can wait until next year if printing is already programmed.

The intensity of objections is noted in the 3 ½ pages of review requested, followed by 31 pages of "Exhibits". I do believe: "Thou dost protest too much", to quote a famous writer, which inhibits the SEC's strive to be brief.

Page 3, Par. 2 "the proposal attempts to dissuade stockholders from voting for management's nominees" and therefore "relates to an election for membership, etc." I have a right to speak against a proposal for Directors as well as Management does against a stockholder's proposal. Again, we have a "discriminatory" rule, which must be ignored or changed. Please do so.

Again, a request for "consultation if necessary", without an invitation to the Proponent to join in !

Sincerely,

Robert D. Morse

6 copies to SEC, 1@ AT&T, Mr.Thompson

(SEC No-Action Letter)

*1 Entergy Corporation
Publicly Available January 2, 2003

LETTER TO SEC

December 19, 2002

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF CHIEF COUNSEL

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Entergy Corporation Exclusion From

Proxy Materials of Shareholder Proposal

Submitted by Robert D. Morse

Ladies and Gentlemen:
On behalf of Entergy Corporation, a Delaware corporation (the "Company"), I am submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2003 Annual Meeting of shareholders (the "Annual Meeting") a shareholder proposal (the "Proposal") submitted by Robert D. Morse (the "Proponent"). The Company asks that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Annual Meeting proxy statement for the reasons set forth below. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed.

As more fully set forth below, the Company believes that the Proposal and its supporting statements may be excluded from the Company's Annual Meeting proxy materials under Rule 14a-8(i)(2) and 14a-8(i)(3) because its implementation would cause the Company to violate the federal law and/or the federal proxy rules.

BACKGROUND AND PROPOSAL

The Proponent submitted two proposals to the Company by letter dated August 25, 2002, a copy of which is attached hereto as Exhibit A. By letter dated September 10, 2002, a copy of which was delivered to the Proponent on September 11, 2001, the Company notified the Proponent that only one proposal could be submitted for consideration, and suggested that Proponent specify which proposal Proponent wished to submit. (A copy of the Company's September 10, 2002 letter is attached hereto as Exhibit B.) By letter of September 16, 2002, the Proponent specified that the first of the two proposals submitted was to be considered the Proponent's submission. (A copy of the Proponent's September 16, 2002 letter is attached hereto as Exhibit C.)

The Proponent's September 16, 2002 letter contained the following proposal for shareholder consideration at the Annual Meeting:

"Management and Directors are requested to make the following change to the format of the Proxy Voting Card: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column."

GROUNDS FOR EXCLUSION

Implementation of the Proposal would cause the Company to violate the federal proxy rules within the meaning of Rule 14a-8(i)(2) and Rule 14a-8(i)(3)

*2 Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders who meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 permits companies to exclude from their proxy statements certain types of proposals for substantive reasons. One type of proposal that can be excluded from a company's proxy statement is a proposal that would result in a violation of federal law or the proxy laws.

Specifically, Rule 14a-8(i)(2) permits companies to omit a shareholder proposal if the proposal's implementation would cause the company to violate any federal law to which it is subject and Rule 14a-8(i)(3) permits companies to omit a shareholder proposal if the proposal is "contrary to any of the Commission's proxy rules."

The Proposal would require the Company to indicate on its proxy cards that share owners may vote "against" the election of a director rather than to withhold authority to vote for a director. It is the Company's view that implementation of this requirement of the Proposal would require the Company to format proxy cards in a manner inconsistent with Rule 14a-4(b)(2) of the Commission's proxy rules. Therefore, the Company believes that it may exclude the Proposal from its proxy materials pursuant to Rules 14a-8(i)(2) and 14a-8(i)(3).

The form of proxy cards providing for the election of directors is governed by Rule 14a-4(b)(2), which states:

A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:

(i) a box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or

(ii) an instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or

(iii) designated blank spaces in which the security holder may enter the names of nominees with respect to whom the shareholder chooses to withhold authority to vote; or

(iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.

....

When the Commission adopted amendments to Rule 14a-4 in 1979, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors. [FN1] Instead the Commission determined to require that proxy cards provide a space for shareholders to withhold voting authority for directors. This is because in many jurisdictions directors are elected by a plurality vote. In a plurality vote, a vote "against" a director will have no effect. To provide shareholders a proxy card that indicates the shareholder may vote "against" a director, therefore, could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this in amending Rule 14a-4, the Commission stated, "With respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in the rule." [FN2]

FN1. Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Release No. 34 - 16356 (November 21, 1979).

FN2. Id. To address the situation where applicable state law gives effect to votes cast against a nominee, the Commission provided the following instruction to Rule 14a-4(b): "If applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the issuer should provide a similar means for security holders to vote against each nominee." An opinion of Delaware counsel to the Company confirming that Delaware law does not give legal effect to votes cast against a nominee is attached hereto as Exhibit D. Because Delaware law does not give legal effect to votes cast against a nominee, the foregoing instruction to Rule 14a-4 does not apply to the Company.

End of Footnote(s).

***3** Implementation of the Proposal would require the Company to follow the very procedure that was rejected by the Commission as misleading to shareholders. The Company would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would, in contravention of Rule 14a-9, be misleading. The Commission reached this very conclusion in its no action letter to Coca-Cola dated February 6, 2002. This letter involved the same proponent and an almost identical proposal.

In addition to the Coca-Cola letter, prior Staff letters considering Rule 14a-4 have permitted companies to exclude similar proposals by the same proponent. See CSX Corporation **(March 11, 2002)** and **AT&T** Corp. **(March 11, 2002)**. Additionally, in Niagara Mohawk Power Corp. (March 11, 1993), the Staff permitted the company to exclude from its proxy materials in reliance on Rule 14a-8(c)(2) a shareholder proposal that would have required the company to replace "WITHHOLD" on its proxy cards with the word AGAINST". See also First Empire State Corp. (January 26, 1978) (permitting exclusion of a portion of a proposal that would require proxies to provide shareholders a means to vote "for" or "against" the election of directors in reliance on Rule 14a- 8(c)(3)); General Electric Company (February 7, 1975), review denied (April 18, 1975) (noting, "Rule 14a-4(b)(2) would prohibit 'FOR' and 'AGAINST' boxes for the election of directors" and therefore permitting omission of a proposal requiring such boxes on the grounds that it would be contrary to the proxy rules); United Banks of Colorado, Inc. (March 13, 1973) (permitting exclusion of a proposal unless the proponent revised the proposal so that it no longer required "For" and "Against" ballot boxes in the election of directors).

Accordingly, we believe the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(2) and Rule 14a-8(3) because its implementation would require the Company to violate the federal law and/or the federal proxy rules.

CONCLUSION

For the foregoing reasons, the Company has determined to omit the Proposal from its proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (504) 576-4212.

Sincerely,
Christopher T. Screen

Assistant Secretary

ENTERGY CORPORATION

P.O.Box 61000

New Orleans, LA 70161

Tel 504 576 4212

ENCLOSURE

EXHIBIT A

August 25, 2002

OFFICE OF THE SECRETARY

*4 ENTERGY CORPORATION

639 LOYOLA AVENUE

NEW ORLEANS, LA 70113

I, Robert D. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock, wish to enter the following proposal for the Year 2003 Proxy Material:

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material.

This is a single proposal and includes the voting card, noting WHAT to change.

Remove the word "EXCEPT' and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws!

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. Likewise, Management's claiming votes of signed but unmarked proxy choice is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent further solicitation of a vote.

FURTHER:

Management claims the right to advise an "Against" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

Thank you,

Robert D. Morse

ENCLOSURE

EXHIBIT B

September 10, 2002

MR. ROBERT D. MORSE

212 HIGHLAND AVENUE

MOORESTOWN, NJ 08057-2717

Re: Stockholder Proposals to Entergy Corporation dated August 25, 2002

Dear Mr. Morse:
Your August 25, 2002 letter to Entergy Corporation contains two proposals--one regarding the words "EXCEPT" and "AGAINST" in the "Vote For Directors column" of the proxy card and the other regarding a statement on the proxy card "announcing that all signed proxies but not voted as to choice will be voted at the discretion

of Management."

The rules of the Securities and Exchange Commission require [17 CFR Part 240.14a-8(c)] that, "Each shareholder may submit no more than one proposal to the company for a particular shareholders' meeting." Under SEC rules, you may correct your submission by notifying Entergy (to my attention, please) within 14 days of your receipt of this letter which of the two proposals you wish to submit to the 2003 Entergy Annual Meeting of Stockholders.

Sincerely,
Christopher T. Screen

Assistant Secretary

ENCLOSURE

EXHIBIT C

September 16, 2002

*5 ENTERGY CORPORATION

619 LOYOLA AVENUE

NEW ORLEANS, LA 70113

Dear Mr. Screen:
I wish to enter this proposal for the Year 2003 Proxy Material.

I have over $2000.00 stock equity, and have held same over one year. I intend to hold the stock beyond the 2003 meeting date. I plan to attend or be personally represented at the meeting.

PROPOSAL

Management and Directors are requested to make the following change to the format of the Proxy Voting Card:

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column.

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. "EXCEPT" and "ABSTAIN" are NOT deductible from "FOR", therefore unfair to the shareholders. The Management's selection for Directors have an advantage to be elected, as few, if any other nominees are ever presented.

FURTHER:

Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners. The Shareowners likewise have the right to ask for a vote "AGAINST" all company selected nominees for Director. Note the news of present exposures of Corporate Director's wasteful remuneration to Management after their election.

Thank you,
Robert D. Morse

ENCLOSURE

EXHIBIT D

December 16, 2002

ENTERGY CORPORATION

619 LOYOLA AVENUE

NEW ORLEANS, LA 70113

Ladies and Gentlemen:
You have requested our opinion, as a matter of Delaware law, concerning the effect of a vote "against" a nominee for election as a director of Entergy Corporation, a Delaware corporation (the "Company"). Section 216 of the General Corporation Law of the State of Delaware (the "DGCL") provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the elections of directors," 8 Del. C. § § 216 (3). The Company's bylaws do not specify the voting standard applicable to the election of the Company's directors. Accordingly, the directors of the Company are elected by a plurality vote. In this respect, the Company is typical of Delaware corporations. North Fork Bancorporation, Inc. v. Toal, Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 13, 2000) ("North Fork") ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy."). [FN1]

FN1. North Fork dealt with the unusual situation where a corporation's bylaws required that directors be elected by a majority of the voting power present at a meeting. The question before the Court was whether the proxy cards marked "withhold authority" represented "voting power present" at the meeting.

End of Footnote(s).

*6 Where directors are elected by a plurality vote, those nominees for director who receive the greatest number of favorable votes are elected. 2 Model Business Corporation Act, § 7.28, pp. 7-186-87 (3rd ed. 1999) ("A 'plurality' means that the individuals with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the election."). As a consequence, a vote against a director, in and of itself, has no effect. To illustrate, if at an election of directors, five directors are to be elected and ten persons have been nominated to fill the five available directorships, the five nominees receiving the greatest number of favorable votes will be elected to the seats on the board of directors. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his or her election, that nominee would nonetheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of five of the other ten nominees. Black's Law Dictionary further illustrates the point. There "plurality" is defined as "the excess of the votes cast for one candidate over those cast for any other." The writer then goes on to describe the difference between a plurality vote and a majority vote:

Where there are only two candidates, he who receives the greater number of the votes cast is said to have a majority; when there are more than two competitors for the same office, the person who receives the greatest number of votes has a plurality, but he has not a majority unless he receives a greater number of votes than those cast for all his competitors combined, or in other words, more than one-half of the total number of votes cast.

Black's Law Dictionary 1154 (6th ed. 1990).

The decision of the Delaware Court of Chancery in North Fork provides a useful description of the interplay between state law and the rules of the Securities and Exchange Commission, which also illustrates the effect of plurality voting. Noting that since 1979, SEC Rule 14a-4(b)(2) has required that proxy cards used for the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed that when the SEC considered amendments to its rule in 1979, it first proposed the mandatory inclusion "against" voting option on proxy cards. However, after receiving public comments, the SEC found that:

A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it normally would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.

*7 North Fork, slip op. at 17. [FN2]

FN2. The Court cited Shareholder Communications Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34, 16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) p 82, 358, 1979 WL 17411 (S.E.C.) at 4 (Nov. 21, 1979).

End of Footnote(s).

As a result of this concern, according to the history related by the Court, the SEC dropped the requirement for the inclusion of a vote against option. However, it did include in the final rule the concept of permitting stockholders to withhold authority to vote for a nominee or nominees because it wanted to enable stockholders to express dissent by some means other than simply abstaining. Significantly, the Court went on to agree that the concern of commentators that led to the present language of Rule 14a - 4b(2) was justified saying, "because most corporate votes typically require a plurality (and not a majority as was required by the [defendant's] bylaws) the commentators' concern was well-founded." North Fork, slip op. at 18 n.23. The Court observed that stockholders could be misled by the availability of the option to vote against, thinking this offered the possibility of defeating the slate. Hence, the Court concluded, "rather than mandating the inclusion of an "against" vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific nominees." Id.

For the reasons sets forth above, it is our opinion that, as a matter of Delaware law, in an election of directors where directors are elected by a plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

Very truly yours,
Richards, Layton & Finger, P.A.

LETTER TO SEC

December 23, 2002

SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

MAIL STOP 4-2

450 FIFTH STREET, NW

WASHINGTON, DC 20549

Re: Entergy Corporation

December 19, 2002 letter

to the SEC

Copy received December 20, 2002

Ladies and Gentlemen
I have received yet another objection to printing my Proposal, in that the Company claims that State Plurality Law would be violated, and that is followed by stating that my Proposal would also violate SEC regulations, or Laws as "false and misleading" It is just or more misleading to a shareowner who thinks they are able to offer an objection by "withholding" as to certain nominees, when in fact all can win as there can be no "Against" voting.

There is no admission of proof that a shareowner's "Right of Dissent" has been denied in any submission, but notes on Page 2, Par 1, that: "the commission considered and rejected a proposal similar to mine". This was accomplished under pressure from legal input or lobbyists representing corporate interests. Otherwise, what is wrong with the right to represent oneself as being opposed to the nominees presented by management?

*8 As I stated many times, the Laws/Rules are unconstitutional or contrary to the Bill of Rights as discriminatory in that respect. It is up to the Commission to stand fast to this standard, and allow a legitimate objection to the system in effect now.

I would expect a re-admission of my right to have the Proposal printed in all cases presented to the Commission, including the "non attendance" Rule as being discriminatory.

Sincerely,
Robert D. Morse

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 2, 2003

Publicly Available January 2, 2003

Re: Entergy Corporation

Incoming letter dated December 19, 2002

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Entergy may exclude the proposal under rule 14a-8(i)(2). In this regard, because Entergy's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Entergy's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Entergy omits the proposal from its proxy materials in reliance on rule 14a- 8(i)(2).

Sincerely,

Grace K. Lee

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

*9 It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 23385 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Wm. Wrigley Jr. Company
Publicly Available January 2, 2002

LETTER TO SEC

November 2, 2001

WM. WRIGLEY JR. COMPANY

WRIGLEY BUILDING

410 N. MICHIGAN AVENUE

CHICAGO, ILLINOIS 60611

Ladies and Gentlemen:
You have requested our opinion as to whether a stockholder proposal (the "Proposal") submitted to Wm. Wrigley Jr. Company, a Delaware corporation (the "Company"), by Robert D. Morse (the "Proponent"), may be omitted from the Company's proxy statement and form of proxy for its 2002 annual meeting (the "Annual Meeting") of stockholders (the "Proxy Materials") pursuant to Rule 14a- 8(i)(2), Rule 14a-8(i)(3) and Rule 14a-8(i)(8) under the Securities Exchange Act of 1934, as amended, or any of such rules.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such copies. As to any facts material to the opinions expressed herein which we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and others.

In rendering the opinions set forth herein, you have furnished to us, and we have reviewed, copies of the Proponent's letter to the Company setting forth his proposal and such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth below. The Proposal makes three requests. The first two seek the following changes to the Company's form of proxy:

1. "Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote for Directors column."

2. "Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

The Proposal further states:

3. "Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU."

The Proposal was accompanied by a statement of the Proponent in support thereof.

We express no opinion as to the laws of any jurisdiction other than (i) the laws, rules and regulations of the State of Illinois, (ii) the laws, rules and regulations of the State of Delaware to extent referred to specifically herein and (iii) the federal laws of the United States of America to the extent referred to specifically herein.

Based upon the foregoing and subject to the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that the Proposal may be excluded from the Proxy Materials in its entirety because each of its three requests may be excluded on the various grounds discussed below.

1. Omission of the Request that Management and Directors "Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column."

*2 The Proposal's first request may be omitted pursuant to Rule 14a-8(i)(3) because its meaning as written is so ambiguous as to be misleading and a violation of Rule 14a-9. Furthermore, any reasonable interpretation of the request may be omitted under Rule 14a-8(i)(2) because it would require the Company to use a form of proxy that violates Rule 14a-4(b)(2).

a. The Proposal's first request as written is so ambiguous as to be misleading and a violation of Rule 14a-9

A Proposal may be excluded from a company's proxy materials pursuant to Rule 14a-8(i)(3) "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has found that a proposal can be materially misleading if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company, SEC No-Action Letter (July 30, 1992).

The Proposal seeks shareholder approval of a request that the Company "remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column," on the Company's form of proxy. In the Company's current form of proxy, the word "except" appears only once in proximity to the election of directors ballot. The form of proxy states, "For all nominee(s) except vote withheld from the following:" and then provides a space in which shareholders may list the nominees with respect to whom the security holder chooses to withhold authority to vote. Removing the word "except" and replacing it with the word "against" results in the following statement: "For all nominee(s) against vote withheld from the following:" Once so revised, the statement is unintelligible. Neither the shareholders, nor the Company, could determine the actions required by the inclusion of the statement or any responses to it. Thus, the Proposal, with respect to its first request, is so ambiguous as to be materially misleading and thereby violates Rule 14a-9. As such, the Company should be allowed to exclude this request from its proxy materials pursuant to Rule 14a-8(i)(3).

b. Any reasonable interpretation of the Proposal's first request would require the Company to adopt a form of proxy that violates Rule 14a-4(b)(2).

The context of the statements in the Proposal's "REASONS" section and the Proponent's capitalization of the words "EXCEPT" and "AGAINST" suggest that the Proponent may have intended to request that the word "WITHHELD" be replaced with the word "AGAINST" in the election of directors ballot on the Company's form of proxy. Assuming this was the case, such proposal would nonetheless be excludable for the reasons cited below.

***3** A Proposal may be excluded from a company's proxy materials pursuant to Rule 14a-8(i)(2) "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-4(b)(2) requires that proxies addressing the election of directors provide shareholders with a means to "withhold" authority to vote for each nominee. See, Rule 14a-4(b)(2); Bloomenthal and Wolff, Securities and Federal Corporate Law, § 24:36. However, Instruction 2 to Rule 14a-4(b)(2) states, "if applicable state law gives legal effect to votes cast against a nominee, then, in lieu of, or in addition to, providing a means for a security holder to withhold authority to vote, the registrant should provide a similar means for security holders to vote against each nominee." The Commission has found that where state law does not give legal effect to votes cast against a nominee, shareholder proposals requesting a form of proxy including an "against" option may be excluded from proxy materials under Rule 14a-8(i)(2), because inclusion of such an option would cause the company to violate Rule 14a-4(b)(2). **Niagra Mohawk Power Corporation**, SEC No-Action Letter (March 11, 1993). The Company is incorporated under the laws of Delaware and we are aware of no Delaware authority stating that votes cast against a nominee director will have any "legal effect." Thus, the Company may omit the Proposal's first request pursuant to Rule 14a-8(i)(2), evenif it is revised to remedy the defects described above.

2. Omission of the Request that Management and Directors "Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

The Proposal's second request may be omitted under Rule 14a-8(i)(2) because it would require the Company to adopt a form of proxy that violates Rule 14a- 4(b)(1) and Rule 14a-4(b)(2).

Rule 14a-4(b)(1) states, "A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-faced type how it is intended to vote the shares represented by the proxy in each such case." Similarly, Rule 14a-4(b)(2) states, "Any such form of proxy which is executed by the security holder in such manner as not to withhold authority to vote for the election of any nominee shall be deemed to grant such authority, provided that the form of proxy so states in bold face type." Thus, proxies may grant discretionary authority, so long as the form of proxy so states in bold face type.

The Company intends to vote executed proxies not voted as to choice at the discretion of its management. The Proposal's second request seeks the removal of the statement indicating such intent from the Company's form of proxy. Failure by the Company to include a statement in bold-faced type announcing such intent on its form of proxy would violate Rule 14a-4(b)(1) and Rule 14a- 4(b)(2). The Company may therefore omit the Proposal's second request from its proxy materials pursuant to Rule 14a-8(i)(2).

3. Omission of the Request that Proxy Materials Include a Statement Asking "for a vote "AGAINST" all Company select nominees for Director"

*4 Rule 14a-8(i)(8) of the Exchange Act permits registrants to exclude a shareholder proposal "[i]f the proposal relates to an election for membership on the company's board of directors." A proposal that "attempt[s] to dissuade stockholders from voting in favor of management's nominees" or "may be deemed an effort to oppose the management's solicitation on behalf of the re-election of [its nominees]'' involves elections for the purposes of Rule 14a-8(i)(8). In the Matter of Union Electric Co., 38 S.E.C. 921 (1959) and ASECO Inc., SEC No- Action Letter (Mar. 18, 1980).

The Proposal's third request explicitly asks stockholders to vote against management's nominees for director. Such a request clearly attempts to dissuade shareholders from voting in favor of management's nominees, and thus relates to an election for membership on the Company's board of directors. The Company may therefore omit the Proposal's third request pursuant to rule 14a-8(i)(8).

This opinion is furnished to you solely for your benefit in connection with the Proposal and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express written permission except to the Securities and Exchange Commission in connection with your no-action request with respect to the Proposal.

Very truly yours,
SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)

333 West Wacker Drive

Chicago, Illinois 60606-1285

Tel: (312) 407-0700

LETTER TO SEC

November 2, 2001

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Wm. Wrigley Jr. Company Omission of Stockholder

Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby enclose six copies of the following:

1. A letter dated September 27, 2001 from Robert D. Morse (the "Proponent"), the beneficial owner of at least $2,000 in market value of voting securities of Wm. Wrigley Jr. Company (the "Company"), including the Proponent's proposal for action (the "Proposal") at the Company's forthcoming annual meeting and the statement of the Proponent in support thereof (the "Supporting Statement").

2. This statement and opinion of counsel setting forth the reasons why the Proposal may properly be omitted from the Company's proxy statement (the "Proxy Statement") for the 2002 annual meeting (the "Annual Meeting") of stockholders pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(2) and Rule 14a- 8(i)(8).

We wish to inform you (and, by a copy of this letter, the Proponent) of the intended omission and to explain the reasons for the Company's position.

The Proposal

The Proponent is requesting that the Company include the Proposal in the Company's Proxy Statement for its up-coming 2002 Annual Meeting of stockholders. The Proposal makes three requests. The first two seek the following changes to the Company's form of proxy:

*5 1. "Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column."

2. "Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

The Proposal further states:

3. "Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU."

The preceding statement is repeated in material part in a section captioned by the Proponent as "ALTERNATE PROPOSAL SUBSTITUTE."

Reasons for Omission of the Proposal in its Entirety

The Proposal may be omitted in its entirety because each of its three requests may be omitted on the various grounds discussed below.

1. Omission of the Request that Management and Directors "Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column."

The Proposal's first request may be omitted pursuant to Rule 14a-8(i)(3) because its meaning as written is so ambiguous as to be misleading and a violation of Rule 14a-9. Furthermore, any reasonable interpretation of the request may be omitted under Rule 14a-8(i)(2) because it would require the Company to use a form of proxy that violates Rule 14a-4(b)(2).

a. The Proposal's first request as written is so ambiguous as to be misleading and a violation of Rule 14a-9

A Proposal may be excluded from a company's proxy materials pursuant to Rule 14a-8(i)(3) "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has found that a proposal can be materially misleading if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company, SEC No-Action Letter (July 30, 1992).

The Proposal seeks shareholder approval of a request that the Company "remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column," on the Company's form of proxy. In the Company's current form of proxy, the word "except" appears only once in proximity to the election of directors ballot. The form of proxy states, "For all nominee(s) except vote withheld from the following:" and then provides a space in which shareholders may list the nominees with respect to whom the security holder chooses to withhold authority to vote. Removing the word "except" and replacing it with the word "against" results in the following statement: "For all nominee(s) against vote withheld from the following:" Once so revised, the statement is unintelligible. Neither the shareholders, nor the Company, could determine the actions required by the inclusion of the statement or any responses to it. Thus, the Proposal, with respect to its first request, is so ambiguous as to be materially misleading and thereby violates Rule 14a-9. As such, the Company should be allowed to exclude this request from its proxy materials pursuant to Rule 14a-8(i)(3).

b. Any reasonable interpretation of the Proposal's first request would require the Company to adopt a form of proxy that violates Rule 14a-4(b)(2).

*6 The context of the statements in the Proposal's "REASONS" section and the Proponent's capitalization of the words "EXCEPT" and "AGAINST" suggest that the Proponent may have intended to request that the word "WITHHELD" be replaced with the word "AGAINST" in the election of directors ballot on the Company's form of proxy. Assuming this was the case, such proposal would nonetheless be excludable for the reasons cited below.

A Proposal may be excluded from a company's proxy materials pursuant to Rule 14a-8(i)(2) "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a- 4(b)(2) requires that proxies addressing the election of directors provide shareholders with a means to "withhold" authority to vote for each nominee. See, Rule 14a-4(b)(2); Bloomenthal and Wolff, Securities and Federal Corporate Law, § 24:36. However, Instruction 2 to Rule 14a-4(b)(2) states, "if applicable state law gives legal effect to votes cast against a nominee, then, in lieu of, or in addition to, providing a means for a security holder to withhold authority to vote, the registrant should provide a similar means for security holders to vote against each nominee." The Commission has found that where state law does not give legal effect to votes cast against a nominee, shareholder proposals requesting a form of proxy including an "against" option may be excluded from proxy materials under Rule 14a-8(i)(2), because inclusion of such an option would cause the company to violate Rule 14a-4(b)(2). **Niagra Mohawk Power Corporation**, SEC No-Action Letter (March 11, 1993). The Company is incorporated under the laws of Delaware and is aware of no Delaware authority stating that votes cast against a nominee director will have any "legal effect." Thus, the Company may omit the Proposal's first request pursuant to Rule 14a-8(i)(2), even if it is revised to remedy the defects described above.

2. Omission of the Request that Management and Directors "Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

The Proposal's second request may be omitted under Rule 14a-8(i)(2) because it would require the Company to adopt a form of proxy that violates Rule 14a- 4(b)(1) and Rule 14a-4(b)(2).

Rule 14a-4(b)(1) states, "A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-faced type how it is intended to vote the shares represented by the proxy in each such case." Similarly, Rule 14a-4(b)(2) states, "Any such form of proxy which is executed by the security holder in such manner as not to withhold authority to vote for the election of any nominee shall be deemed to grant such authority, provided that the form of proxy so states in bold face type." Thus, proxies may grant discretionary authority, so long as the form of proxy so states in bold face type.

*7 The Company intends to vote executed proxies not voted as to choice at the discretion of its management. The Proposal's second request seeks the removal of the statement indicating such intent from the Company's form of proxy. Failure by the Company to include a statement in bold-faced type announcing such intent on its form of proxy would violate Rule 14a-4(b)(1) and Rule 14a-4(b)(2). The Company may therefore omit the Proposal's second request from its proxy materials pursuant to Rule 14a-8(i)(2).

3. Omission of the Request that ProxyMaterials Include a Statement Asking "for a vote "AGAINST" all Company select nominees for Director"

Rule 14a-8(i)(8) of the Exchange Act permits registrants to exclude a shareholder proposal "[i]f the proposal relates to an election for membership on the company's board of directors." A proposal that "attempt[s] to dissuade stockholders from voting in favor of management's nominees" or "may be deemed an effort to oppose the management's solicitation on behalf of the re-election of [its nominees]'' involves elections for the purposes of Rule 14a-8(i)(8). In the Matter of Union Electric Co., 38 S.E.C. 921 (1959) and ASECO Inc., SEC No- Action Letter (Mar. 18, 1980).

The Proposal's third request explicitly asks stockholders to vote against management's nominees for director. Such a request clearly attempts to dissuade shareholders from voting in favor of management's nominees, and thus relates to an election for membership on the Company's board of directors. The Company may therefore omit the Proposal's third request pursuant to rule 14a-8(i)(8).

Summary

For the reasons set forth above, each of the Proposal's requests is excludable, and the Proposal in its entirety should be omitted from the Proxy Statement for the 2002 Annual Meeting. The Company seeks a determination by the staff of the Division that it will not recommend enforcement action to the Securities and Exchange Commission should the Company omit the Proposal, including the Supporting Statement, from the Company's Proxy Statement.

It is presently anticipated that the Company's definitive proxy material will be filed with the Securities and Exchange Commission on or about February 5, 2002, the date on which we would begin mailing the Proxy Statement to stockholders.

If you have any questions regarding this request, please call the undersigned at (312) 644-2121.

Sincerely,
Howard Malovany

Vice President, Secretary and General Counsel

ENCLOSURE

September 27, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

*8 This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

Robert D. Morse

SEC LETTER

1934 Act / s -- / Rule 14a-8

January 2, 2002

Publicly Available January 2, 2002

Re: Wm. Wrigley Jr. Company

Incoming letter dated November 2, 2001

The first proposal requests that the board make particular revisions to its proxy materials. The second proposal recommends a vote against "company nominees for director."

We are unable to conclude that Wrigley has met its burden of establishing that the first proposal would violate applicable state law. Accordingly, we do not believe that Wrigley may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Wrigley may exclude the first proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Wrigley may omit the first proposal from its proxy materials in reliance on rule 14a- 8(i)(3).

There appears to be some basis for your view that Wrigley may exclude the second proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if Wrigley omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Keir Devon Gumbs

Special Counsel

Securities and Exchange Commission (S.E.C.)

2002 WL 77150 (S.E.C.)

END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated January 23, 2003

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(2). In this regard, because AT&T's governing instruments do not opt out of the plurality voting that is otherwise specified by New York law, it appears that implementation of the proposal would result in AT&T's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AT&T relies.

Sincerely,

Jonathan Ingram
Special Counsel